                                                       Registration No. 33-58131

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         Pre-Effective Amendment No. 1

                                     and/or

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                Amendment No. 1

                THE TRAVELERS FUND BD II FOR VARIABLE ANNUITIES
                -----------------------------------------------
                           (Exact Name of Registrant)

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                     --------------------------------------
                              (Name of Depositor)

                 ONE TOWER SQUARE, HARTFORD, CONNECTICUT  06183
                 ----------------------------------------------
              (Address of Depositor's Principal Executive Offices)

       Depositor's Telephone Number, including area code: (203) 277-0111
                                                          --------------

                                ERNEST J. WRIGHT
                              Assistant Secretary
                     The Travelers Life and Annuity Company
                                One Tower Square
                          Hartford, Connecticut  06183
                          ----------------------------
                    (Name and Address of Agent for Service)



Approximate Date of Proposed Public Offering:    As soon as possible after
                                                 effective date of Registration
                                                 Statement.

Pursuant to Rule 24f-2 of the Investment Company Act of 1940, the Registrant hereby declares that an indefinite amount of Variable Annuity Contracts is being registered under the Securities Act of 1933. Amount of registration fee: $500.


The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                THE TRAVELERS FUND BD II FOR VARIABLE ANNUITIES

                             Cross-Reference Sheet

                                    Form N-4

Item
No.                                                Caption in Prospectus
---                                                ----------------------

1.    Cover Page                                   Prospectus
2.    Definitions                                  Glossary of Special
                                                     Terms
3.    Synopsis                                     Prospectus Summary
4.    Condensed Financial                          Not Applicable
      Information

5.    General Description of Registrant,           The Insurance Company; The
        Depositor, and Portfolio Companies           Separate Account and the
                                                     Underlying Funds; Voting
                                                     Rights

6.    Deductions                                   Charges and Deductions;
                                                     Distribution of Variable
                                                     Annuity Contracts

7.    General Description of Variable              The Contract; Ownership
        Annuity Contracts                            Provisions; Transfer
8.    Annuity Period                               The Annuity Period
9.    Death Benefit                                Death Benefit

10.   Purchases and Contract Value                 The Contract; Distribution of
                                                     Variable Annuity Contracts


11.   Redemptions                                  Surrenders and Redemptions;
                                                     Miscellaneous Contract
                                                     Provisions
12.   Taxes                                        Federal Tax Considerations
13.   Legal Proceedings                            Legal Proceedings and
                                                     Opinions
14.   Table of Contents of the Statement           Appendix B - Contents of the
        of Additional Information                    Statement of Additional
                                                     Information

                                                   Caption in Statement of
                                                   Additional Information
                                                   ----------------------

15.   Cover Page                                   Cover Page
16.   Table of Contents                            Table of Contents

17.   General Information and History              The Insurance Company
18.   Services                                     Principal Underwriter;
                                                     Distribution and Management
                                                     Agreement
19.   Purchase of Securities Being Offered         Valuation of Assets
20.   Underwriters                                 Principal Underwriter
21.   Calculation of Performance Data              Performance Information
22.   Annuity Payments                             Not Applicable
23.   Financial Statements                         Financial Statements

                                    PART A

                      Information Required in a Prospectus
                      ------------------------------------

-------------------------------------------------------------------------------
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                                  PROSPECTUS
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  This Prospectus describes an individual flexible premium variable annuity contract (the "Contract") offered by The Travelers Life and Annuity Company (the "Company"). The Contract is currently available for use in connection with (1) individual nonqualified purchases; (2) Individual Retirement Annuities (IRAs) pursuant to Section 408 of the Internal Revenue Code of 1986, as amended (the "Code"); and (3) qualified retirement plans. Qualified contracts include contracts qualifying under Section 401(a), 403(b), or 408(b) of the Code.

  Purchase Payments made under the Contract will accumulate on a fixed and/or a variable basis, as selected by the Contract Owner. If on a variable basis, the value of the Contract prior to the Maturity Date will vary continuously to reflect the investment experience of The Travelers Fund BD II for Variable Annuities ("Fund BD II"). Purchase Payments may currently be allocated to any one or more of the sub-accounts (the "Sub-Accounts") available under Fund BD
II. The assets in each Sub-Account are invested in a separate series of shares of a mutual fund. Each series of shares is a separate investment portfolio. The investment portfolios currently available are: Smith Barney Income and Growth Portfolio, Alliance Growth Portfolio, American Capital Enterprise Portfolio, Smith Barney International Equity Portfolio, Smith Barney Pacific Basin Portfolio, TBC Managed Income Portfolio, Putnam Diversified Income Portfolio, G.T. Global Strategic Income Portfolio, Smith Barney High Income Portfolio, MFS Total Return Portfolio, Smith Barney Money Market Portfolio and AIM Capital Appreciation Portfolio of the Smith Barney/Travelers Series Fund Inc.; and Smith Barney Total Return Portfolio of the Smith Barney Series Fund (collectively, the "Underlying Funds").

  This Prospectus provides the information about Fund BD II that you should know before investing. Please read it and retain it for future reference. Additional information about Fund BD II is contained in a Statement of Additional Information dated September 22, 1995 which has been filed with the Securities and Exchange Commission and is incorporated by reference into this Prospectus. A copy may be obtained, without charge, by writing to The Travelers Life and Annuity Company, Annuity Investor Services--5SHS, One Tower Square, Hartford, Connecticut 06183-9061, or by calling 1-800-842-8573. The Table of Contents of the Statement of Additional Information appears in Appendix B of this Prospectus.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE UNDERLYING FUNDS. BOTH THIS CONTRACT PROSPECTUS AND THE UNDERLYING FUND PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  THIS PROSPECTUS IS DATED SEPTEMBER 22, 1995
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                               TABLE OF CONTENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

GLOSSARY OF SPECIAL TERMS..................................................   iv
PROSPECTUS SUMMARY.........................................................    v
FEE TABLE.................................................................. viii
THE INSURANCE COMPANY......................................................    1
THE SEPARATE ACCOUNT AND THE UNDERLYING FUNDS..............................    1
  The Travelers Fund BD II For Variable Annuities (Fund BD II).............    1
  The Underlying Funds.....................................................    1
  Underlying Fund Investment Managers......................................    3
  Substitution.............................................................    3
  General..................................................................    3
PERFORMANCE INFORMATION....................................................    4
THE CONTRACT...............................................................    4
  Purchase Payments........................................................    5
  Right to Return..........................................................    5
  Accumulation Units.......................................................    5
  Net Investment Factor....................................................    5
CHARGES AND DEDUCTIONS.....................................................    6
  Contingent Deferred Sales Charge.........................................    6
  Administrative Charges...................................................    7
  Insurance Charge.........................................................    7
  Reduction or Elimination of Contract Charges.............................    8
  Underlying Fund Charges..................................................    8
  Premium Tax..............................................................    8
  Changes in Taxes Based Upon Premium or Value.............................    8
OWNERSHIP PROVISIONS.......................................................    9
  Types of Ownership.......................................................    9
  Beneficiary..............................................................    9
  Annuitant................................................................    9
TRANSFERS..................................................................   10
  Dollar-Cost Averaging (Automated Transfers)..............................   10
  Telephone Transfers......................................................   11
SURRENDERS AND REDEMPTIONS.................................................   11
  Systematic Withdrawals...................................................   11

II

--------------------------------------------------------------------------------

DEATH BENEFIT...............................................................  12
  Death Proceeds Prior to the Maturity Date.................................  12
  Death Proceeds After the Maturity Date....................................  13
THE ANNUITY PERIOD..........................................................  13
  Maturity Date.............................................................  13
  Allocation of Annuity.....................................................  14
  Variable Annuity..........................................................  14
  Fixed Annuity.............................................................  15
PAYMENT OPTIONS.............................................................  15
  Election of Options.......................................................  15
  Annuity Options...........................................................  16
  Income Options............................................................  16
MISCELLANEOUS CONTRACT PROVISIONS...........................................  17
  Termination...............................................................  17
  Misstatement..............................................................  17
  Required Reports..........................................................  17
  Suspension of Payments....................................................  17
FEDERAL TAX CONSIDERATIONS..................................................  18
  General Taxation of Annuities.............................................  18
  Tax Law Diversification Requirements for Variable Annuities...............  18
  Ownership of the Investments..............................................  18
  Penalty Tax for Premature Distributions...................................  19
  Mandatory Distributions for Qualified Plans...............................  19
  Nonqualified Annuity Contracts............................................  19
  Individual Retirement Annuities...........................................  20
  Qualified Pension and Profit-Sharing Plans................................  20
  Federal Income Tax Withholding............................................  20
VOTING RIGHTS...............................................................  21
DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS..................................  22
STATE REGULATION............................................................  22
  Conformity with State and Federal Laws....................................  23
LEGAL PROCEEDINGS AND OPINIONS..............................................  23
THE FIXED ACCOUNT...........................................................  23
  Transfers.................................................................  24
APPENDIX A..................................................................  25
APPENDIX B..................................................................  27

                                                                             III

-------------------------------------------------------------------------------
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                           GLOSSARY OF SPECIAL TERMS
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

The following terms are used throughout the Prospectus and have the indicated meanings:

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of a Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and the amount of the monthly Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with either a minimum number of payments or a determinable sum assured; or
   (c) for the joint lifetime of the Annuitant and another person ("Contingent Annuitant") and thereafter during the lifetime of the survivor.
ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the amount payable to the Contract Owner or other payee upon full or partial surrender of the Contract during the lifetime of the Annuitant.

COMPANY'S HOME OFFICE -- the principal offices of The Travelers Life and
   Annuity Company located at One Tower Square, Hartford, Connecticut 06183-
   9061.

CONTRACT DATE -- the date on which the Contract, benefits and the contract provisions become effective.

CONTRACT OWNER (YOU, YOUR) -- the person or entity to whom the Contract is issued.

CONTRACT VALUE -- the current value of Accumulation Units credited to the Contract less any administrative charges.

CONTRACT YEARS -- twelve-month periods beginning on the Contract Date.

FIXED ACCOUNT -- an additional account into which Purchase Payments may be allocated and which is included in the Contract Value. Purchase Payments allocated to the Fixed Account will earn interest at a rate guaranteed by the Company; this rate will change from time to time.

INCOME PAYMENTS -- optional forms of payments made by the Company which are based on an agreed-upon number of payments or payment amount.

MATURITY DATE -- the date on which the first Annuity or Income Payment is to begin.

PURCHASE PAYMENT -- a gross amount paid to the Company during the accumulation period.

SEPARATE ACCOUNT -- assets set aside by the Company, the investment experience of which is kept separate from that of other assets of the Company; for example, Fund BD II.

SUB-ACCOUNT -- the portion of the assets of the Separate Account which is allocated to a particular Underlying Fund.

UNDERLYING FUND(S) -- an open-end diversified management investment company which serves as an investment option under the Separate Account.

VALUATION DATE -- generally, a day on which the Sub-Account is valued. A
   Valuation Date is any day on which the New York Stock Exchange is open for trading and the Company is open for business. The value of Accumulation Units and Annuity Units will be determined as of the close of trading on the New York Stock Exchange.

VALUATION PERIOD -- the period between the close of business on successive
   Valuation Dates.

VARIABLE ANNUITY -- an annuity contract which provides for accumulation and for Annuity Payments which vary in amount in accordance with the investment experience of a Separate Account.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

IV

-------------------------------------------------------------------------------
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-------------------------------------------------------------------------------
                              PROSPECTUS SUMMARY

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

INTRODUCTION

  The Contract described in this Prospectus is issued by The Travelers Life and Annuity Company (the "Company"), an indirect wholly owned subsidiary of Travelers Group Inc. The Company has established The Travelers Fund BD II for Variable Annuities ("Fund BD II"), a registered unit investment trust separate account, for the purpose of investing exclusively in shares of the Underlying Funds described herein.

  The purpose of the Contract is to provide for an individual flexible premium variable annuity which allows you to invest in any or all of the Sub-Accounts currently available under Fund BD II, as well as in the Fixed Account.

  Certain changes and elections must be made in writing to the Company. Where the term "written request" is used, it means that written information must be sent to the Company's Home Office in a form and content satisfactory to the Company.

RIGHT TO RETURN

  You may return the Contract and receive a full refund of the Contract Value (including charges) within twenty days after the Contract is delivered to you, unless state law requires a longer period. The Contract Value returned may be greater or less than your Purchase Payment; however, if applicable state law so requires, your Purchase Payment will be refunded in full for some or all of the "free-look" period. If you purchased the Contract as an Individual Retirement Annuity (IRA), your Purchase Payment will be refunded in full for the first seven days of the "free-look" period. (See "Right to Return," page 5.)

THE SEPARATE ACCOUNT AND THE UNDERLYING FUNDS

  Fund BD II is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. Purchase Payments allocated to the Sub-Accounts of Fund BD II will be invested at net asset value in shares of the following Underlying Funds in accordance with the selection made by the Contract Owner:

    Smith Barney Income and Growth Portfolio
                                         G.T. Global Strategic Income
    Alliance Growth Portfolio            Portfolio
    American Capital Enterprise PortfolioSmith Barney High Income Portfolio
                                         MFS Total Return Portfolio
    Smith Barney International Equity Portfolio
    Smith Barney Pacific Basin Portfolio Smith Barney Money Market Portfolio
    TBC Managed Income Portfolio         AIM Capital Appreciation Portfolio
    Putnam Diversified Income Portfolio  Smith Barney Total Return Portfolio

  Each Underlying Fund is a separate series of shares of the Smith Barney/Travelers Series Fund Inc., except for Smith Barney Total Return Portfolio, which is a separate series of the Smith Barney Series Fund Inc. For a description of each Fund's investment objectives, as well as the investment advisers that provide investment management and advisory services for the Funds, please refer to "The Underlying Funds" on page 1, and the prospectuses for the Underlying Funds.

PURCHASE PAYMENTS

  An initial lump-sum Purchase Payment of at least $5,000 must be made to the Contract, and additional Purchase Payments of at least $500 may be made at any time following the initial payment. In some states

                                                                              V
subsequent Purchase Payments are not allowed. All Purchase Payments will be allocated to the Sub-Account(s) or the Fixed Account, as chosen by the Contract Owner. (See "Purchase Payments," page 5.)

CHARGES AND EXPENSES

  There is no sales charge deducted from Purchase Payments when they are received. However, a Contingent Deferred Sales Charge ("surrender charge") applies if you make a full or partial surrender of the Contract Value during the first six years following each Purchase Payment. The maximum surrender charge that could be assessed is 6% of the amount withdrawn. (See "Contingent Deferred Sales Charge," page 6.)

  The Company will deduct $30 annually from the Contract to cover administrative expenses associated with the Contract. This charge will not apply (1) at the time of a distribution resulting from the death of the Contract Owner, or the death of the Annuitant with no Contingent Annuitant surviving; (2) after an annuity payout has begun; or (3) if the Contract Value is equal to or greater than $40,000 on the date of the assessment of the charge. The Company will also deduct from each Sub-Account an amount equal to 0.15% on an annual basis of the average daily net asset value of the Sub-Account for administrative and operating expenses related to the Sub-Accounts. (See "Administrative Charges," page 7.)

  An insurance charge is deducted daily from the Sub-Accounts of Fund BD II to compensate for mortality and expense risks assumed by the Company. For those Contract Owners who elect a standard death benefit, the insurance charge will be equivalent on an annual basis to 1.02% of the daily net assets of the Sub-Account. For those Contract Owners who elect an enhanced death benefit, the insurance charge will be equivalent on an annual basis to 1.30% of the daily net assets of the Sub-Account. (See "Insurance Charge," page 7.)

  Premium taxes may apply to annuities in a few states. These taxes currently range from 0.5% to 5.0%, depending upon jurisdiction. Where required, the Company will deduct any applicable premium tax from the Contract Value either upon death, surrender or annuitization, or at the time Purchase Payments are made to the Contract, but no earlier than when the Company has a tax liability under state law. (See "Premium Tax," page 8.)

TRANSFERS

  Prior to the Maturity Date, your investments may be reallocated among the Fixed Account and any of the Sub-Accounts available under Fund BD II. You may request a reallocation of your investment either in writing, sent to the Company's Home Office, or by telephone in accordance with the Company's telephone transfer procedures. Transfers between the Fixed Account and any of the variable Sub-Accounts are subject to certain restrictions. (See "Transfers," page 10, and "The Fixed Account," page 23.)

  You may also request that the Company establish automated transfers of Contract Values from the Fixed Account or any of the Sub-Accounts to other Sub-Accounts through written request or other method acceptable to the Company. The minimum automated transfer amount is $400. (See "Dollar-Cost Averaging (Automated Transfers)," on page 10.)

SURRENDERS

  You may also elect to surrender all or part of the Contract Value prior to the Maturity Date, subject to certain charges and limitations. You will be liable for income tax on the taxable portion of any full or
--------------------------------------------------------------------------------

VI
partial surrender, and you will incur a 10% tax penalty if such surrender is made prior to the age of 59 1/2, unless you qualify for a statutory exemption. (See "Surrenders and Redemptions," page 11 and "Penalty Tax for Premature Distributions" page 19.)

  You may elect to take systematic withdrawals from the Contract by surrendering a specified dollar amount of at least $100 on a monthly, quarterly, semiannual or annual basis. All applicable surrender charges and premium taxes will be deducted. The minimum Contract Value required to begin systematic withdrawals is $15,000. (See "Systematic Withdrawals," on page 11.)

DEATH BENEFIT

  A death benefit is payable to the Beneficiary upon the death of the Annuitant prior to the Maturity Date with no Contingent Annuitant surviving. Two different types of death benefits are available under the Contract: a Standard Death Benefit and an Enhanced Death Benefit. The insurance charges under the Contract will be higher for Contract Owners who elect the Enhanced Death Benefit. The death benefits will vary based on the Annuitant's age at the time of death. In addition, for nonqualified Contracts, upon distributions resulting from the death of the Contract Owner prior to the Maturity Date and with the Annuitant or Contingent Annuitant surviving, the value of the Contract will be recalculated as if a Death Benefit had been payable based on the Contract Owner's age at the time of death. Such value will be credited to the party taking distributions upon the death of the Contract Owner with the Annuitant or Contingent Annuitant surviving. This party may be either the surviving joint owner, the succeeding owner, or the Beneficiary, depending upon all the circumstances and the terms of the Contract. (See "Death Benefit," page 12.)

THE ANNUITY PERIOD

  On the Maturity Date, or other agreed-upon payment date, the Company will provide Annuity or Income Payments to the Contract Owner or his or her designee in accordance with the payment option selected by the Contract Owner. If a payment option has not been selected at or prior to the Maturity Date, the Company will pay to the Contract Owner the first of a series of monthly payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 Monthly Payments Assured), or for certain qualified contracts, in accordance with Annuity Option 4 (Joint and Last Survivor Joint Life Annuity -- Annuity Reduced on Death of Primary Payee) (the "Automatic Option"). If a variable payout is selected, the payments will continue to vary with the investment performance of the selected Underlying Fund. If monthly Annuity Payments are less than $100, the Company reserves the right to reduce the frequency of payments or to pay the Contract Value in one lump-sum payment. (See "The Annuity Period," page 13.)

THE FIXED ACCOUNT

  Although this Prospectus specifically applies only to the variable features of the Contract, the Contract also allows you to allocate Purchase Payments to a Fixed Account where they will earn interest at a rate guaranteed by the Company, which interest rate will not be less than 3% per year. Transfers may also be made from the Fixed Account to the Sub-Accounts twice a year during the 30 days following the semi-annual Contract Date anniversary in an amount of up to 15% of the Fixed Account value on the semi-annual Contract Date anniversary. Additionally, automated transfers from the Fixed Account to any of the Sub-Accounts may begin at any time. Other restrictions may also apply. (See "The Fixed Account," page 23.)
--------------------------------------------------------------------------------

                                                                             VII

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                                   FEE TABLE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

FUND BD II AND ITS UNDERLYING FUNDS

  The purpose of the Fee Table is to assist Contract Owners in understanding the various costs and expenses that Contract Owners will bear, directly or indirectly, under the Contract. The information listed reflects expenses of the Sub-Accounts as well as of the Underlying Fund Expenses. Additional information regarding the charges and deductions assessed under the Contract can be found on page 6. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

  Contingent Deferred Sales Charge (as a percentage of purchase payments):

        LENGTH OF TIME FROM PURCHASE PAYMENT                         SURRENDER
                 (NUMBER OF YEARS)                                    CHARGE
        ------------------------------------                         ---------
                         1                                               6%
                         2                                               6%
                         3                                               6%
                         4                                               3%
                         5                                               2%
                         6                                               1%
                  7 and thereafter                                       0%

     Annual Contract Administrative Charge
      (Waived if Contract Value is $40,000 or more)  $30

ANNUAL SUB-ACCOUNT CHARGES

                                                      STANDARD      ENHANCED
                                                    DEATH BENEFIT DEATH BENEFIT
                                                    ------------- -------------
   Mortality and Expense Risk Fee (as a percentage
    of daily net asset value)                           1.02%         1.30%
   Sub-Account Administrative Charge (as a
    percentage of daily net asset value)                0.15%         0.15%
    TOTAL SUB-ACCOUNT CHARGES                           1.17%         1.45%

UNDERLYING FUND EXPENSES
(as a percentage of average net assets of the Underlying Fund)

-------------------------------------------------------------------------------
                                      MANAGEMENT     OTHER     TOTAL UNDERLYING
                                         FEE       EXPENSES*    FUND EXPENSES
-------------------------------------------------------------------------------
Smith Barney Income and Growth
 Portfolio                              0.65%        0.10%          0.75%
Alliance Growth Portfolio               0.80%        0.10%          0.90%
American Capital Enterprise Portfo-
 lio                                    0.70%        0.17%          0.87%
Smith Barney International Equity
 Portfolio                              0.90%        0.35%          1.25%
Smith Barney Pacific Basin Portfolio
                                        0.90%        0.40%          1.30%
TBC Managed Income Portfolio            0.65%        0.22%          0.87%
Putnam Diversified Income Portfolio     0.75%        0.20%          0.95%
G.T. Global Strategic Income Port-
 folio                                  0.80%        0.30%          1.10%
Smith Barney High Income Portfolio      0.60%        0.10%          0.70%
MFS Total Return Portfolio              0.80%        0.15%          0.95%
Smith Barney Money Market Portfolio     0.60%        0.10%          0.70%
AIM Capital Appreciation Portfolio      0.70%        0.20%          0.90%
Smith Barney Total Return Portfolio     0.75%        0.25%          1.00%

* Other expenses are as of October 31, 1994, taking into account the current expense limitations agreed to by the Managers. The Managers waived all of their fees for the period and reimbursed the Funds for their expenses. If such fees were not waived and expenses were not reimbursed, Total Underlying Expenses for the Smith Barney/Travelers Series Fund Portfolios would have been: Smith Barney Income and Growth Portfolio, 2.08%; Alliance Growth Portfolio, 1.76%; American Capital Enterprise Portfolio, 2.66%; Smith Barney International Equity Portfolio, 2.00%; Smith Barney Pacific Basin Portfolio, 2.82%; TBC Managed Income Portfolio, 2.91%; Putnam Diversified Income Portfolio, 2.92%; G.T. Global Strategic Income Portfolio, 4.53%; Smith
  Barney High Income Portfolio, 2.60%; MFS Total Return Portfolio, 2.51%;
  Smith Barney Money Market Portfolio, 2.11%. If such fees were not waived and expenses were not reimbursed, Total Underlying Expenses for the Smith Barney Series Fund Total Return Portfolio would have been 4.14%.
-------------------------------------------------------------------------------


VIII

EXAMPLE*

  THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

STANDARD DEATH BENEFIT ELECTION

------------------------------------------------------------------------------
                                     A $1,000 investment  If the Contract is
                                     would be subject to  NOT surrendered at
                                     the following ex-    the end of the pe-
                                     penses, assuming a   riod shown or if it
                                     5% annual return on  is annuitized, a
                                     assets, if the Con-  $1,000 investment
                                     tract is surrendered would be subject to
                                     or if certain income the following ex-
                                     options are elected  penses, assuming a
                                     at the end of the    5% annual return on
                                     period shown**:      assets:
------------------------------------------------------------------------------
                                     ONE YEAR THREE YEARS ONE YEAR THREE YEARS
------------------------------------------------------------------------------
Smith Barney Income and Growth
 Portfolio                             $80       $123       $20        $63
Alliance Growth Portfolio               82        127        22         67
American Capital Enterprise Portfo-
 lio                                    81        126        21         66
Smith Barney International Equity
 Portfolio                              85        138        25         78
Smith Barney Pacific Basin Portfolio
                                        86        139        26         79
TBC Managed Income Portfolio            81        126        21         66
Putnam Diversified Income Portfolio     82        129        22         69
G.T. Global Strategic Income Port-
 folio                                  84        133        24         73
Smith Barney High Income Portfolio      80        121        20         61
MFS Total Return Portfolio              82        129        22         69
Smith Barney Money Market Portfolio     80        121        20         61
AIM Capital Appreciation Portfolio      82        127        22         67
Smith Barney Total Return Portfolio     83        130        23         70

ENHANCED DEATH BENEFIT ELECTION

------------------------------------------------------------------------------
                                     A $1,000 investment  If the Contract is
                                     would be subject to  NOT surrendered at
                                     the following ex-    the end of the pe-
                                     penses, assuming a   riod shown or if it
                                     5% annual return on  is annuitized, a
                                     assets, if the Con-  $1,000 investment
                                     tract is surrendered would be subject to
                                     or if certain income the following ex-
                                     options are elected  penses, assuming a
                                     at the end of the    5% annual return on
                                     period shown**:      assets:
------------------------------------------------------------------------------
                                     ONE YEAR THREE YEARS ONE YEAR THREE YEARS
------------------------------------------------------------------------------
Smith Barney Income and Growth
 Portfolio                             $83       $131       $23        $71
Alliance Growth Portfolio               85        136        25         76
American Capital Enterprise Portfo-
 lio                                    84        135        24         75
Smith Barney International Equity
 Portfolio                              88        146        28         86
Smith Barney Pacific Basin Portfolio
                                        89        148        29         88
TBC Managed Income Portfolio            84        135        24         75
Putnam Diversified Income Portfolio     85        137        25         77
G.T. Global Strategic Income Port-
 folio                                  87        142        27         82
Smith Barney High Income Portfolio      83        130        23         70
MFS Total Return Portfolio              85        137        25         77
Smith Barney Money Market Portfolio     83        130        23         70
AIM Capital Appreciation Portfolio      85        136        25         76
Smith Barney Total Return Portfolio     86        139        26         79

 * The Example reflects the $30 Annual Contract Administrative Charge as an annual charge of 0.075% of assets based on an anticipated average account value of $40,000.
** The Contingent Deferred Sales Charge is waived if annuity payout has begun or if an income option of at least five years' duration is begun after the first Contract Year (see "Charges and Deductions--Contingent Deferred Sales Charge," page 6.)
--------------------------------------------------------------------------------

                                                                              IX

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                             THE INSURANCE COMPANY
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  The Travelers Life and Annuity Company (the "Company"), an indirect wholly owned subsidiary of Travelers Group Inc., is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. The Company is licensed to conduct a life insurance business in a majority of the states of the United States and intends to seek licensure in the remaining states, except New York. The Company's Home Office is located at One Tower Square, Hartford, Connecticut 06183, and its telephone number is (203) 277-0111.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                 THE SEPARATE ACCOUNT AND THE UNDERLYING FUNDS
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

THE TRAVELERS FUND BD II FOR VARIABLE ANNUITIES (FUND BD II)

  Fund BD II was established on February 22, 1995 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended (the '"1940 Act"). The assets of Fund BD II will be invested exclusively in the shares of the Underlying Funds. Fund BD II meets the definition of a separate account under the federal securities laws, and will comply with the provisions of the 1940 Act. Additionally, the operations of Fund BD II are subject to the provisions of
Section 38a-433 of the Connecticut General Statutes which authorizes the Connecticut Insurance Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account.

  Under Connecticut law, the assets of Fund BD II will be held for the exclusive benefit of the owners of, and the persons entitled to payment under, the Contract offered by this Prospectus and under all other contracts which provide for accumulated values or dollar amount payments to reflect investment results of the Separate Account. Income, gains and losses, whether or not realized, for assets allocated to Fund BD II are in accordance with the Contracts, credited to or charged against Fund BD II without regard to other income, gains and losses of the Company. The assets held in Fund BD II are not chargeable with liabilities arising out of any other business which the Company may conduct. The obligations arising under the Contract are obligations of the Company.

THE UNDERLYING FUNDS

  Purchase Payments applied to the Sub-Accounts of Fund BD II will be invested in one or more of the available Underlying Funds at net asset value in accordance with the selection made by the Contract Owner. Contract Owners may change their selection in accordance with the provisions of the Contract. Underlying Funds available under the Contract may be added or withdrawn as permitted by applicable law. Please read carefully the complete risk disclosure in each Portfolio's prospectus before investing.

  Fund BD II currently invests in the following Underlying Funds, each of which is a separate series of shares of the Smith Barney/Travelers Series Fund Inc.

   SMITH BARNEY INCOME AND GROWTH PORTFOLIO. The objective of the Income and Growth Portfolio is current income and long-term growth of income and capital by investing primarily, but not exclusively, in common stocks.
-------------------------------------------------------------------------------

   ALLIANCE GROWTH PORTFOLIO. The objective of the Growth Portfolio is long-term growth of capital by investing predominantly in equity securities of companies with a favorable outlook for earnings and whose rate of growth is expected to exceed that of the U.S. economy over time. Current income is only an incidental consideration.

   AMERICAN CAPITAL ENTERPRISE PORTFOLIO. The Enterprise Portfolio's objective is capital appreciation through investment in securities believed to have above-average potential for capital appreciation. Any income received on such securities is incidental to the objective of capital appreciation.

   SMITH BARNEY INTERNATIONAL EQUITY PORTFOLIO. The objective of the International Equity Portfolio is total return on assets from growth of capital and income by investing at least 65% of its assets in a diversified portfolio of equity securities of established non-U.S. issuers.

   SMITH BARNEY PACIFIC BASIN PORTFOLIO. The Pacific Basin Portfolio's objective is long-term capital appreciation through investment primarily in equity securities of companies in Asian Pacific Countries.

   TBC MANAGED INCOME PORTFOLIO. The objective of the Managed Income Portfolio is to seek high current income consistent with prudent risk of capital through investments in corporate debt obligations, preferred stocks, and obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

   PUTNAM DIVERSIFIED INCOME PORTFOLIO. The objective of the Diversified Income Portfolio is to seek high current income consistent with preservation of capital. The Portfolio will allocate its investments among the U.S. Government Sector, the High Yield Sector, and the International Sector of the fixed income securities markets.

   G.T. GLOBAL STRATEGIC INCOME PORTFOLIO. The Strategic Income Portfolio's investment objective is primarily to seek high current income and secondarily to seek capital appreciation. The Portfolio allocates its assets among debt securities of issuers in the United States, developed foreign countries, and emerging markets.

   SMITH BARNEY HIGH INCOME PORTFOLIO. The investment objective of the High Income Portfolio is high current income. Capital appreciation is a secondary objective. The Portfolio will invest at least 65% of its assets in high-yielding corporate debt obligations and preferred stock.

   MFS TOTAL RETURN PORTFOLIO (A BALANCED PORTFOLIO). The Total Return Portfolio's objective is to obtain above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Generally, at least 40% of the Portfolio's assets will be invested in equity securities.

   SMITH BARNEY MONEY MARKET PORTFOLIO. The investment objective of the Money Market Portfolio is maximum current income and preservation of capital by investing in high quality, short-term money market instruments.

   AIM CAPITAL APPRECIATION PORTFOLIO. The investment objective of the AIM Capital Appreciation Portfolio is to seek capital appreciation by investing principally in common stock, with emphasis on medium-sized and smaller emerging growth companies.

  The following is a separate series of shares of the Smith Barney Series Fund Inc., and is also an investment option under Fund BD II:

   SMITH BARNEY TOTAL RETURN PORTFOLIO (AN EQUITY PORTFOLIO). The investment objective of the Smith Barney Total Return Portfolio is to provide total return, consisting of long-term capital appreciation

--------------------------------------------------------------------------------
2
   and income. The Portfolio will seek to achieve its goal by investing primarily in a diversified portfolio of dividend-paying common stock.

UNDERLYING FUND INVESTMENT MANAGERS

  The Underlying Funds receive investment management and advisory services from the following investment professionals:

-------------------------------------------------------------------------------------------
FUND                      INVESTMENT MANAGER        SUB-ADVISER
-------------------------------------------------------------------------------------------
Smith Barney Income and   Smith Barney Mutual Funds --
 Growth Portfolio         Management Inc.
-------------------------------------------------------------------------------------------
Alliance Growth Portfo-   Smith Barney Mutual Funds Alliance Capital Management L.P.
 lio                      Management Inc.
-------------------------------------------------------------------------------------------
American Capital Enter-   Smith Barney Mutual Funds American Capital Asset Management, Inc.
 prise Portfolio          Management Inc.
-------------------------------------------------------------------------------------------
Smith Barney Interna-     Smith Barney Mutual Funds --
 tional Equity Portfolio  Management Inc.
-------------------------------------------------------------------------------------------
Smith Barney Pacific Ba-  Smith Barney Mutual Funds --
 sin Portfolio            Management Inc.
-------------------------------------------------------------------------------------------
TBC Managed Income Port-  Smith Barney Mutual Funds The Boston Company Asset
 folio                    Management Inc.           Management, Inc.
-------------------------------------------------------------------------------------------
Putnam Diversified In-    Smith Barney Mutual Funds Putnam Investment Management, Inc.
 come Portfolio           Management Inc.
-------------------------------------------------------------------------------------------
G.T. Global Strategic     Smith Barney Mutual Funds G.T. Capital Management, Inc.
 Income Portfolio         Management Inc.
-------------------------------------------------------------------------------------------
Smith Barney High Income  Smith Barney Mutual Funds --
 Portfolio                Management Inc.
-------------------------------------------------------------------------------------------
MFS Total Return Portfo-  Smith Barney Mutual Funds Massachusetts Financial
 lio                      Management Inc.           Services Company
-------------------------------------------------------------------------------------------
Smith Barney Money Mar-   Smith Barney Mutual Funds --
 ket Portfolio            Management Inc.
-------------------------------------------------------------------------------------------
AIM Capital Appreciation  Smith Barney Mutual Funds AIM Capital Management, Inc.
 Portfolio                Management Inc.
-------------------------------------------------------------------------------------------
Smith Barney Total Re-    Smith Barney Mutual Funds --
 turn Portfolio           Management Inc.
-------------------------------------------------------------------------------------------

SUBSTITUTION

  If shares of any of the Underlying Funds should not be available for purchase by the appropriate Sub-Account, or if, in the judgment of the Company further investment in such shares becomes inappropriate for the purposes of the Contract, shares of another registered, open-end management investment company may be substituted for shares of the Underlying Funds held in the Sub-Accounts. Substitution may be made with respect to both existing investments and the investment of any future Purchase Payments. However, no such substitution will be made without notice to Contract Owners, state approval if applicable, and without prior approval of the Securities and Exchange Commission, to the extent required by the 1940 Act, or other applicable law. The Company may also add other available Underlying Funds under the Contract as it deems appropriate.

GENERAL

  All investment income and other distributions of Fund BD II are reinvested in shares of the Underlying Funds at net asset value. The Underlying Funds are required to redeem fund shares at net asset value and
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
to make payment within seven days. Shares of the Underlying Funds listed above are currently sold only to life insurance company separate accounts to fund benefits under variable annuity and variable life insurance contracts issued by insurance companies. Fund shares are not sold to the general public.

  More detailed information may be found in the current prospectuses for the Underlying Funds. These prospectuses are included with and must accompany this Prospectus. Read them carefully before investing. Additional copies of the prospectuses may be obtained by contacting your registered representative or by calling 1-800-842-8573.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                            PERFORMANCE INFORMATION

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  From time to time, the Company may advertise different types of historical performance for the Sub-Accounts of Fund BD II. The Company may advertise the "standardized average annual total returns" of the Sub-Accounts, calculated in a manner prescribed by the Securities and Exchange Commission, as well as the "non-standardized total return," as described below.

  "Standardized average annual total return" will show the percentage rate of return of a hypothetical initial investment of $1,000 for the most recent one- , five- and ten-year periods (or fractional periods thereof). This standardized calculation reflects the deduction of all applicable charges made to the Contract, except for premium taxes which may be imposed by certain states. "Non-standardized total return" will be calculated in a similar manner, except non-standardized total returns will not reflect the deduction of any applicable Contingent Deferred Sales Charge or the $30 annual contract administrative charge, which would decrease the level of performance shown if reflected in these calculations.

  Performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's (S&P) 500 Index and the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line Index, and the Morgan Stanley Capital International's EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) and publications that monitor the performance of Fund BD II and the Underlying Funds.

  The total return quotations are based upon historical earnings and are not necessarily representative of future performance. A Contract Owner's Contract Value at redemption may be more or less than original cost. The Statement of Additional Information contains more detailed information about these performance calculations, including actual examples of each type of performance advertised.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                 THE CONTRACT

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  The Contract described in this Prospectus is both an insurance product and a security. As an insurance product, it is subject to the insurance laws and regulations of each state in which it is available for distribution. The underlying product is an Annuity whereby Purchase Payments are paid to the Company and credited to the Contract Owner's account to accumulate until the Maturity Date. A variable annuity differs from a fixed annuity in that during the accumulation period, the Contract Value may vary from day

--------------------------------------------------------------------------------
to day. The Contract Owner assumes the risk of gain or loss according to the performance of the selected Sub-Account(s). There is generally no guarantee that the Contract Value at the Maturity Date will equal or exceed the total Purchase Payments made under the Contract, except as specified or elected under the Death Benefit provisions described on page 12.

PURCHASE PAYMENTS

  The minimum initial Purchase Payment must be at least $5,000, and additional payments of at least $500 may be made under the Contract at any time following the initial payment. In some states, subsequent Purchase Payments are not allowed. The initial Purchase Payment is due and payable before the Contract becomes effective.

  The Company will apply each Purchase Payment to purchase Accumulation Units of the designated Sub-Account(s). The Company will apply the initial Purchase Payment within two business days following its receipt at the Company's Home Office. All subsequent Purchase Payments will be applied as of the next valuation following their receipt.

RIGHT TO RETURN

  The Contract may be returned for a full refund of the Contract Value (including charges) within twenty days after delivery of the Contract to the Contract Owners (the "free-look period"), unless state law requires a longer period. The Contract Owner bears the investment risk during the free-look period; therefore, the Contract Value returned may be greater or less than your Purchase Payment. However, if you purchased the Contract as an Individual Retirement Annuity, (1) your Purchase Payment will be refunded in full if you return the Contract within the first seven days after delivery, and (2) the Contract Value (including charges) will be refunded if you return the Contract during the remainder of the free-look period. In addition, certain states require that Purchase Payments be refunded in full for all Contracts or for Contracts issued in replacement situations, during the entire free-look period or for some portion of it. All Contract Values will be determined as of the next valuation following the Company's receipt of the Owner's written request for refund.

ACCUMULATION UNITS

  The number of Accumulation Units of each Sub-Account to be credited to the Contract once a Purchase Payment has been received by the Company will be determined by dividing the Purchase Payment applied to the Sub-Account by the current Accumulation Unit Value of the Sub-Account.

  The initial Accumulation Unit Value for each Sub-Account will equal the Accumulation Unit Value for the applicable Sub-Account available through Fund BD as of the Valuation Period for which the initial allocation is made through Fund BD II. (The dollar value of an Accumulation Unit for each Sub-Account offered through Fund BD was originally established at $1.00 at inception.) The value of an Accumulation Unit on any Valuation Date is determined by multiplying the value on the immediately preceding Valuation Date by the net investment factor for the Valuation Period just ended. The value of an Accumulation Unit on any date other than a Valuation Date will be equal to its value as of the next succeeding Valuation Date. The value of an Accumulation Unit may increase or decrease.

NET INVESTMENT FACTOR

  The net investment factor is used to measure the investment performance of a Sub-Account from one Valuation Period to the next. The net investment factor for a Sub-Account for any Valuation Period is equal
--------------------------------------------------------------------------------
to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Sub-Account deductions during the Valuation Period relating to the Insurance Charge and the Sub-Account Administrative Charge). The gross investment rate of a Sub-Account is equal to (a - b) / c where:

  (A) = investment income plus capital gains and losses (whether realized or unrealized);

  (B) = any deduction for applicable taxes (presently zero); and

  (C) = the value of the assets of the Underlying Fund at the beginning of the Valuation Period.

  The gross investment rate may be either positive or negative. A Sub-Account's assets are based on the net asset value of the Underlying Fund, and investment income includes any distribution whose ex-dividend date occurs during the Valuation Period.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CONTINGENT DEFERRED SALES CHARGE

  There are no sales charges deducted from Purchase Payments when they are received and applied under the Contract. However, a Contingent Deferred Sales Charge will be applied if a full or partial surrender of the Contract Value is made during the first six years following a Purchase Payment. The length of time from receipt of the Purchase Payment to the time of surrender determines the amount of the charge.

  The purpose of the surrender charge is to help defray expenses incurred in the sale of the Contract, including commissions and other expenses associated with the printing and distribution of prospectuses and sales material. However, the Company expects that the Contingent Deferred Sales Charges assessed under the Contract will be insufficient to cover these expenses; the difference will be covered by the general assets of the Company which are attributable, in part, to mortality and expense risk charges under the Contract which are described below.

  The charge is equal to a percentage of the amount withdrawn from the Contract (not to exceed the aggregate amount of the Purchase Payments made under the Contract), and is calculated as follows:

        LENGTH OF TIME FROM                                        CONTINGENT
         PURCHASE PAYMENT                                           DEFERRED
         (NUMBER OF YEARS)                                        SALES CHARGE
        -------------------                                       ------------
                 1                                                     6%
                 2                                                     6%
                 3                                                     6%
                 4                                                     3%
                 5                                                     2%
                 6                                                     1%
         7 and thereafter                                              0%

  For purposes of determining the amount of any surrender charge, surrenders will be deemed to be taken first from any applicable free withdrawal amount (as described below); next from remaining Purchase Payments (on a first-in, first-out basis); and then from contract earnings (in excess of any free withdrawal amount). Unless the Company receives instructions to the contrary, the surrender charge will be deducted from the amount requested.
--------------------------------------------------------------------------------

  No Contingent Deferred Sales Charge will be assessed (1) in the event of distributions resulting from the death of the Contract Owner or the death of the Annuitant with no Contingent Annuitant surviving; (2) if an annuity payout has begun; or (3) if an income option of at least five years' duration is begun after the first Contract Year.

  FREE WITHDRAWAL ALLOWANCE. There is a 15% free withdrawal allowance available each year after the first Contract Year. The available withdrawal amount will be calculated as of the first Valuation Date of any given Contract Year. The free withdrawal allowance applies to partial surrenders of any amount and to full surrenders, except those full surrenders transferred directly to annuity contracts issued by other financial institutions.

ADMINISTRATIVE CHARGES

  CONTRACT ADMINISTRATIVE CHARGE. An administrative charge of $30 will be deducted annually from the Contract to compensate the Company for expenses incurred in establishing and administering the Contract. The contract administrative charge will be deducted from the Contract Value on the fourth Friday of August of each year by cancelling Accumulation Units in each Sub-Account on a pro rata basis. This charge will be prorated from the date of purchase to the next date of assessment of charge. A prorated charge will also be assessed upon voluntary or involuntary surrender of the Contract. The contract administrative charge will not be assessed upon distributions resulting from the death of the Contract Owner or the Annuitant with no Contingent Annuitant surviving, or after an annuity payout has begun, or if the Contract Value is equal to or greater than $40,000 on the date of the assessment of the charge.

  SUB-ACCOUNT ADMINISTRATIVE CHARGE. A sub-account administrative charge is deducted daily from the Sub-Accounts of Fund BD II in order to compensate the Company for certain administrative and operating expenses of the Sub-Accounts. The charge is equivalent, on an annual basis, to 0.15% of the daily net asset value of the Sub-Accounts and is deducted on each Valuation Date at the rate of 0.000411% for each day in the Valuation Period.

  Neither the contract administrative charge nor the sub-account administrative charge can be increased. The charges are set at a level which does not exceed the average expected cost of the administrative services to be provided while the Contract is in force, and the Company does not expect to make a profit from these charges.

INSURANCE CHARGE

  An insurance charge is deducted daily from the Sub-Accounts of Fund BD II. This charge is intended to cover the mortality and expense risks associated with guarantees which the Company provides under the Contract. As discussed below, a portion of the insurance charge is for the assumption of mortality risk, while the remainder is for the assumption of expense risk. The mortality risk portion of the insurance charge compensates the Company for guaranteeing to provide Annuity Payments to an Annuitant according to the terms of the Contract regardless of how long the Annuitant lives and no matter what the actual mortality experience of other Annuitants under the Contract might be, and for guaranteeing to provide the standard or the enhanced death benefit if an Annuitant dies prior to the Maturity Date. The expense risk charge compensates the Company for the risk that the charges under the Contract, which cannot be increased during the duration of the Contract, will be insufficient to cover actual costs.

  For those Contract Owners who have elected a standard death benefit provision, the insurance charge is equivalent, on an annual basis, to 1.02% of the daily net asset value of the Sub-Accounts. The Company
-------------------------------------------------------------------------------
reserves the right to lower this charge at any time. The charge is deducted on each Valuation Date at the rate of 0.002795% for each day in the Valuation Period. The Company estimates that approximately 75% of the standard death benefit insurance charge is for the assumption of mortality risk.

  For those Contract Owners who have elected an enhanced death benefit provision, the insurance charge is equivalent, on an annual basis, to 1.30% of the daily net asset value of the Sub-Accounts. The Company reserves the right to lower this charge at any time. The charge is deducted on each Valuation Date at the rate of .003562% for each day in the Valuation Period. The Company estimates that approximately 80% of the enhanced death benefit insurance charge is for the assumption of mortality risk.

  If the amount deducted for mortality and expense risks is not sufficient to cover the mortality costs and expense shortfalls, the loss is borne by the Company. If the deduction is more than sufficient, the excess will be a profit to the Company. The Company expects to make a profit from the insurance charge.

REDUCTION OR ELIMINATION OF CONTRACT CHARGES

  The Contingent Deferred Sales Charge and the administrative charges under the Contract may be reduced or eliminated when certain sales of the Contract result in savings or reduction of sales expenses. The entitlement to such a reduction in the Contingent Deferred Sales Charges or the administrative charges will be based on the following: (1) the size and type of group to which sales are to be made; (2) the total amount of Purchase Payments to be received; and (3) any prior or existing relationship with the Company. There may be other circumstances, of which the Company is not presently aware, which could result in fewer sales expenses. In no event will reduction or elimination of the Contingent Deferred Sales Charge or the administrative charge be permitted where such reduction or elimination will be unfairly discriminatory to any person.

UNDERLYING FUND CHARGES

  Fund BD II purchases shares of the Underlying Funds at net asset value. The net asset value of each Underlying Fund reflects investment management fees and other expenses already deducted from the assets of the Underlying Funds. For a complete description of these investment advisory fees and other expenses, refer to the prospectus for the Underlying Funds.

PREMIUM TAX

  Certain state and local governments impose premium taxes. These taxes currently range from 0.5% to 5.0%, depending upon jurisdiction. The Company, in its sole discretion and in compliance with any applicable state law, will determine the method used to recover premium tax expenses incurred. Where required, the Company will deduct any applicable premium taxes from the Contract Value either upon death, surrender, annuitization, or at the time Purchase Payments are made to the Contract, but no earlier than when the Company has a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

  If there is any change in a law assessing taxes against the Company based upon the premiums of the contract gains in the contract or value of the contract, we reserve the right to charge you proportionately for this tax. This would include a tax based upon our reduced net capital gains in the Sub-Accounts on which we are not currently taxed.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                              OWNERSHIP PROVISIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

  OWNER. The Contract belongs to the Owner designated on the Contract Specifications page, or to any other person subsequently named pursuant to a valid assignment. An assignment of ownership or a collateral assignment may be made only for nonqualified contracts. The Owner has sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the contract provided the Owner has not named an irrevocable beneficiary and provided the Contract is not assigned.

  The Owner is the recipient of all payments while the Annuitant is alive unless the Owner directs them to an alternate recipient. An alternate recipient under a payment direction does not become the Owner.

  JOINT OWNER. For nonqualified contracts only, Joint Owners may be named in a written request prior to the Contract Date. Joint Owners may independently exercise transfers between the Sub-Accounts or between the Fixed Account and the Sub-Accounts. All other rights of ownership must be exercised by joint action. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a Joint Owner end at death if the other Joint Owner survives. The entire interest of the deceased Joint Owner in the Contract will pass to the surviving Joint Owner.

  SUCCEEDING OWNER. For nonqualified contracts only, if Joint Owners are not named, the Contract Owner may name a Succeeding Owner in a written request. The Succeeding Owner becomes the Owner if living when the Owner dies. The Succeeding Owner has no interest in the Contract before then. The Owner may change or delete a Succeeding Owner by written request.

BENEFICIARY

  The Beneficiary is the party named by the Owner in a written request. The Beneficiary has the right to receive any remaining contractual benefits upon the death of the Annuitant. If there is more than one Beneficiary surviving the Annuitant, the Beneficiaries will share equally in benefits unless different shares are recorded with the Company by written request prior to the death of the Annuitant.

  With nonqualified contracts, the Beneficiary may differ from the designated beneficiary as defined by the distribution provisions of the Contract. The designated beneficiary may take the contract benefits in lieu of the Beneficiary upon the death of the Contract Owner.

  Unless an irrevocable Beneficiary has been named, the Owner has the right to change any Beneficiary by written request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

  The Annuitant is designated on the Contract Specifications page, and is the individual on whose life the Maturity Date and the amount of the monthly annuity payments depend. The Annuitant may not be changed after the Contract Date.

  For nonqualified contracts only, the Contract Owner may also name one individual as a Contingent Annuitant by written request prior to the Contract Date. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date.
--------------------------------------------------------------------------------

  If an Annuitant who is not also an owner or a joint owner dies prior to the Maturity Date while this Contract is in effect and while the Contingent Annuitant is living:

  1) the Contract Value will not be payable upon the Annuitant's death;

  2) the Contingent Annuitant becomes the Annuitant; and

  3) all other rights and benefits provided by this Contract will continue in effect.

  When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect, unless otherwise provided.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                   TRANSFERS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  Prior to the Maturity Date, the Contract Owner may transfer all or part of the Contract Value between Sub-Accounts. Although there are currently no charges, penalties or restrictions on the amount or frequency of transfers, the Company reserves the right to charge a fee for any transfer request, and to limit the number of transfers to no more than one in any six month period.

  Some Underlying Funds have higher investment advisory fees than others. Therefore, a transfer from one Sub-Account to another could result in a Contract Owner's investment becoming subject to higher or lower investment advisory fees. A transfer between Sub-Accounts has no other effect on the amount or timing of any of the other charges under the Contract. Specifically, for purposes of computing the applicability of the Contingent Deferred Sales Charge, the date of the Purchase Payments made pursuant to the Contract will not be affected by transfers among Sub-Accounts.

DOLLAR-COST AVERAGING (AUTOMATED TRANSFERS)

  Dollar-cost averaging permits the Contract Owner to transfer the same dollar amount to other Sub-Accounts on a regular basis so that more Accumulation Units are purchased in a Sub-Account if the value per unit is low and less Accumulation Units are purchased if the value per unit is high. Therefore, a lower-than-average value per unit may be achieved over the long run.

  You may establish automated transfers of Contract Values on a monthly or quarterly basis from the Fixed Account and certain of the Sub-Accounts to other Sub-Accounts through written request or other method acceptable to the Company. You must have a minimum total Contract Value of $5,000 to enroll in the Dollar-Cost Averaging program. The minimum total automated transfer amount is $400.

  Certain restrictions apply for automated transfers from the Fixed Account that do not apply to automated transfers from any of the Sub-Accounts. You may establish automated transfers of Contract Values from the Fixed Account. Automated transfers from the Fixed Account may not deplete your Fixed Account Value in a period of less than twelve months from your enrollment in the Dollar-Cost Averaging program.

  You may start or stop participation in the Dollar-Cost Averaging program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. Automated transfers are subject to all of the other provisions and terms of the Contract, including provisions relating to the transfer of money between Sub-Accounts.
The Company reserves the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------

  Before transferring any part of the Contract Value, Contract Owners should consider the risks involved in switching between investments available under this Contract. Dollar-cost averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

TELEPHONE TRANSFERS

  A Contract Owner may also place a request for all or part of the Contract Value to be transferred by telephone. The telephone transfer privilege is available automatically; no special election is necessary for a Contract Owner to have this privilege available. All transfers must be in accordance with the terms of the Contract. Transfer instructions are currently accepted on each Valuation Date between 9:00 a.m. and 4:00 p.m., Eastern time, at 1-800-842-8573. Once instructions have been accepted, they may not be rescinded; however, new telephone instructions may be given the following day. If the transfer instructions are not in good order, the Company will not execute the transfer and will promptly notify the caller.

  The Company will make a reasonable effort to record each telephone transfer conversation, but in the event that no recording is effective or available, the Contract Owner will remain liable for each telephone transfer effected. Additionally, the Company is not liable for acting upon instructions believed to be genuine and in accordance with the procedures described above. As a result of this policy, the Contract Owner may bear the risk of loss in the event that the Company follows instructions that prove to be fraudulent.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                          SURRENDERS AND REDEMPTIONS

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  A Contract Owner may redeem all or any portion of the Cash Surrender Value of the Contract at any time prior to the Maturity Date. The Contract Owner must submit a written request (in a form and content satisfactory to the Company) specifying the Sub-Account (or the Fixed Account) from which surrender is to be made. The Cash Surrender Value will be determined as of the next valuation following receipt of the Owner's surrender request at the Company's Home Office.

  The Company may defer payment of any Cash Surrender Value for a period of not more than seven days after the request is received in the mail, but it is its intent to pay as soon as possible. Requests for surrender that are not in good order will not be processed until the deficiencies are corrected. The Company will contact the Contract Owner to advise of the reason for the delay and what is needed to act upon the surrender request.

  The Cash Surrender Value on any date will be equal to the Contract Value less any applicable surrender charge and any premium tax not previously deducted. The Cash Surrender Value may be more or less than the Purchase Payments made depending on the Contract Value at the time of surrender.

SYSTEMATIC WITHDRAWALS

  Prior to the Maturity Date of the Contract, a Contract Owner may elect in writing on a form provided by the Company to take systematic withdrawals from the Contract by surrendering a specified dollar amount of at least $100 on a monthly, quarterly, semiannual or annual basis. Any applicable surrender charges above the free withdrawal allowance and any applicable premium taxes will be deducted. The minimum Contract Value required to begin systematic withdrawals is $15,000. The Company will process the withdrawals as directed by surrendering on a pro-rata basis Accumulation Units from all Sub-Accounts and/or the Fixed Account in which the Contract Owner has an interest, unless otherwise directed. The Contract Owner may begin or discontinue systematic withdrawals at any time by notifying the Company in writing, but at least 30 days' notice must be given to change any systematic withdrawal instructions that are currently in place.

  The Company reserves the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners.

  Each systematic withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. Contract Owners should consult with their tax adviser regarding the tax consequences of systematic withdrawals.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 DEATH BENEFIT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  A Death Benefit is payable to the Beneficiary upon the death of the Annuitant prior to the Maturity Date with no Contingent Annuitant surviving. Two different types of death benefits are available under the Contract: a Standard Death Benefit and an Enhanced Death Benefit (the Enhanced Death Benefit may not be available in all jurisdictions). Death Benefits are payable upon the Company's receipt at its Home Office of due proof of death. A Beneficiary may request that a death benefit payable under the Contract be applied to one of the settlement options available under the Contract, subject to the contract provisions. (See also "Nonqualified Annuity Contracts," page 19.) See Appendix A for Contracts issued in the state of Florida.

  In addition, for nonqualified contracts, if the Contract Owner dies (including the first of joint owners) before the Maturity Date with the Annuitant or Contingent Annuitant surviving, and if a distribution is made as a result of such death, as required by the minimum distribution rules of the federal tax law, the Company will recalculate the value of the Contract under the provisions of "Death Proceeds Prior to the Maturity Date," below. The value of the Contract, as recalculated, will be credited to the party taking distributions upon the death of the Contract Owner with the Annuitant or Contingent Annuitant surviving. This will generally be the surviving joint owner or succeeding owner, or otherwise the Beneficiary in accordance with all the circumstances and the terms of the Contract. This party may differ from the Beneficiary who was named by the Owner in a written request and who would receive any remaining contractual benefits upon the death of the Annuitant. This part may be paid in a single lump sum, or by other options, but should take distributions as required by minimum distribution rules of the federal tax law. If the Contract Owner's spouse is the surviving joint or succeeding owner, the spouse may elect to continue the Contract as owner in lieu of taking a distribution under the Contract. (See generally, "Nonqualified Annuity Contracts," page 19.) All references to age in the "Death Proceeds Prior to the Maturity Date" section will be based on the Contract Owner's age rather than the Annuitant's age.

DEATH PROCEEDS PRIOR TO THE MATURITY DATE

  STANDARD DEATH BENEFIT. Under the standard death benefit, if the Annuitant dies BEFORE AGE 75 and before the Maturity Date, the Company will pay to the Beneficiary a death benefit in an amount equal to the greatest of (1), (2) or
(3) below, less any applicable premium tax or prior surrenders not previously deducted:

  1) the Contract Value;

  2) the total Purchase Payments made under the Contract; or

  3) the Contract Value on the fifth contract year anniversary immediately preceding the date on which the Company receives due proof of death.
--------------------------------------------------------------------------------

  If the Annuitant dies ON OR AFTER AGE 75, BUT BEFORE AGE 85 and before the Maturity Date, the Company will pay to the Beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, less any applicable premium tax or prior surrenders not previously deducted:

  1) the Contract Value;

  2) the total Purchase Payments made under the Contract; or

  3) the Contract Value on the latest fifth contract year anniversary occurring on or before the Annuitant's 75th birthday.

  If the Annuitant dies ON OR AFTER AGE 85 and before the Maturity Date, the Company will pay to the Beneficiary a death benefit in an amount equal to the Contract Value, less any applicable premium tax.

  See Appendix A for Contracts issued in the state of Florida.

  ENHANCED DEATH BENEFIT. Under the enhanced death benefit, if the Annuitant dies BEFORE AGE 75 and before the Maturity Date, the Company will pay to the Beneficiary a death benefit equal to the greater of (1) the guaranteed death benefit, or (2) the Contract Value less any applicable premium tax.

  The guaranteed death benefit is equal to the Purchase Payments made to the Contract (minus surrenders and applicable premium tax) increased by 5% on each contract date anniversary, but not beyond the contract date anniversary following the Annuitant's 75th birthday, with a maximum guaranteed death benefit of 200% of the total of Purchase Payments minus surrenders and minus applicable premium tax.

  If the Annuitant dies ON OR AFTER AGE 75, BUT BEFORE AGE 85 and before the Maturity Date, the Company will pay to the Beneficiary a death benefit in an amount equal to the greater of (1) the guaranteed death benefit as of the Annuitant's 75th birthday, plus additional purchase payments, minus surrenders and applicable premium tax; or (2) the Contract Value less any applicable premium tax.

  If the Annuitant dies ON OR AFTER AGE 85 but before the Maturity Date, the Company will pay to the Beneficiary a death benefit equal to the Contract Value less any applicable premium tax.

DEATH PROCEEDS AFTER THE MATURITY DATE

  If the Annuitant dies on or after the Maturity Date, the Company will pay the Beneficiary a death benefit consisting of any benefit remaining under the Annuity or Income Option then in effect.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                               THE ANNUITY PERIOD
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

MATURITY DATE

  Annuity Payments will ordinarily begin on the Maturity Date stated in the Contract. If no Maturity Date is elected, the Maturity Date will be the Annuitant's 70th birthday for qualified contracts and the Annuitant's 75th birthday, or ten years after the Contract Date, if later, for nonqualified contracts. The Maturity Date is the date on which the Company will begin paying the first of a series of Annuity or Income Payments in accordance with the Settlement Option selected by the Contract Owner. Annuity or Income Payments will begin on the Maturity Date unless the Contract has been fully surrendered or the
--------------------------------------------------------------------------------
proceeds have been paid to the Beneficiary prior to the date. The Company may require proof that the Annuitant is alive before Annuity Payments are made.

  For nonqualified Contracts, at least 30 days before the original Maturity Date, a Contract Owner may elect to extend the Maturity Date to any time prior to the Annuitant's 85th birthday or, for qualified Contracts, to a later date with the Company's consent. Certain annuity options taken at the Maturity Date may be used to meet the minimum required distribution requirements of federal tax law, or a program of partial surrenders may be used instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with qualified contracts upon either the Contract Owner's attainment of age 70 1/2 or the death of the Contract Owner. Independent tax advice should be sought regarding the election of minimum required distributions.

  See Appendix A for Contracts issued in the state of Florida.

ALLOCATION OF ANNUITY

  At the time election of one of the Annuity Options is made, the person electing the Option may further elect to have the Contract Value applied to provide a Variable Annuity, a Fixed Annuity, or a combination of both. If at the time when Annuity Payments begin no election has been made to the contrary, the value of a Sub-Account or the Fixed-Account shall be applied to provide an annuity funded by that same Sub-Account or Fixed Account. A Contract Owner may elect to transfer Contract Values from one account to another prior to the date Annuity Payments commence in order to reallocate the basis on which Annuity Payments will be determined. (See "Transfers," page 10.)

VARIABLE ANNUITY

  ANNUITY UNIT VALUE. The initial value of an Annuity Unit for each Sub-Account will equal the Annuity Unit Value for the applicable Sub-Account available through Fund BD as of the Valuation Period for which the initial annuitization takes effect. (The dollar value of an Annuity Unit for each Sub-Account offered through Fund BD was established at $1.) The Annuity Unit Value for each Sub-Account as of any Valuation Data is equal to (a) the value of the Annuity Unit on the immediately preceding Valuation Date, multiplied by (b) the net investment factor for that Sub-Account for the Valuation Period just ended, divided by (c) the assumed net investment factor for the Valuation Period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a Valuation Period of one day is 1.000081 and, for a period of two days, is 1.000081 x 1.000081.) The value of an Annuity Unit as of any date other than a Valuation Date is equal to its value on the next succeeding Valuation Date.

  The number of Annuity Units credited to the Contract is determined by dividing the first monthly Annuity Payment attributable to each Sub-Account by the Sub-Account's Annuity Unit Value as of 14 days prior to the date Annuity Payments commence. The number of Annuity Units remains fixed during the annuity period.

  DETERMINATION OF FIRST ANNUITY PAYMENT. The Contract contains tables used to determine the first monthly Annuity Payment. The amount applied to effect an Annuity will be the Contract Value as of 14 days before the date Annuity Payments commence less any applicable premium taxes not previously deducted.

  The amount of the first monthly payment depends on the Annuity Option elected. A formula for determining the adjusted age is contained in the Contract. The total first monthly Annuity Payment is
--------------------------------------------------------------------------------
determined by multiplying the benefit per $1,000 of value shown in the tables of the Contract by the number of thousands of dollars of value of the Contract applied to that Annuity Option. The Company reserves the right to require satisfactory proof of age of any person on whose life Annuity Payments are based before making the first payment under any of the Settlement Options.

  DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of the second and subsequent Annuity Payments is not predetermined and may change from month to month based on the investment experience of the applicable Sub-Account. The total amount of each Annuity Payment will be equal to the sum of the basic payments in each Sub-Account. The actual amounts of these payments are determined by multiplying the number of Annuity Units credited to each Sub-Account by the corresponding Annuity Unit Value as of the date 14 days prior to the date before payment is due.

  See Appendix A for Contracts issued in the state of Florida.

FIXED ANNUITY

  A Fixed Annuity is an annuity with payments which remain fixed as to dollar amount throughout the payment period. The dollar amount of the first Fixed Annuity Payment will be calculated as described under "Variable Annuity" above. All subsequent payments will be made in the same amount, and that amount will be assured throughout the payment period. If it would produce a larger payment, the Company agrees that the first Fixed Annuity Payment will be determined using the Life Annuity Tables in effect on the Maturity Date.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                PAYMENT OPTIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ELECTION OF OPTIONS

  On the Maturity Date, or other agreed-upon date, the Company will pay an amount payable under the Contract in one lump sum, or in accordance with the payment option selected by the Contract Owner. Election of an option must be made in writing in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner. While the Annuitant is alive, the Contract Owner may change a Settlement Option election by written request at any time prior to the Maturity Date. Once Annuity or Income Payments have begun, no further election changes are allowed. During the Annuitant's lifetime, if no election has been made prior to the Maturity Date, the Company will pay to the Contract Owner the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain qualified contracts, Annuity Option 4 (Joint and Last Survivor Joint Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the contract.

  The minimum amount that can be placed under an Annuity or Income Option will be $2,000 unless the Company consents to a lesser amount. If any monthly periodic payment due any payee is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in one lump-sum payment.

  See Appendix A for Contracts issued in the state of Florida.
-------------------------------------------------------------------------------

ANNUITY OPTIONS

  Subject to the conditions described in "Election of Options" above, all or any part of the Cash Surrender Value of the Contract may be paid under one or more of the following Annuity Options. Payments under the Annuity Options may be elected on a monthly, quarterly, semiannual or annual basis.

  OPTION 1 -- LIFE ANNUITY -- NO REFUND. The Company will make Annuity Payments during the lifetime of the Annuitant, terminating with the last payment preceding death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries. (It would be possible under this option to receive only one Annuity Payment if the Annuitant died before the due date of the second Annuity Payment, only two if the Annuitant died before the third Annuity Payment, etc.)

  OPTION 2 -- LIFE ANNUITY WITH 120, 180 OR 240 MONTHLY PAYMENTS ASSURED. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, payments will be continued during the remainder of the period to the Beneficiary designated.

  OPTION 3 -- JOINT AND LAST SURVIVOR LIFE ANNUITY -- NO REFUND. The Company will make Annuity Payments during the joint lifetime of the two persons on whose lives payments are based, and during the lifetime of the survivor. No further payments will be made following the death of the survivor.

  OPTION 4 -- JOINT AND LAST SURVIVOR LIFE ANNUITY -- ANNUITY REDUCED ON DEATH OF PRIMARY PAYEE. The Company will make Annuity Payments during the lifetime of the two persons on whose lives payments are based. One of the two persons will be designated as the primary payee, the other will be designated as the secondary payee. On the death of the secondary payee, if survived by the primary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, if survived by the secondary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments which would have been made during the lifetime of the primary payee. No further payments will be made following the death of the survivor.

  OPTION 5 -- OTHER ANNUITY OPTIONS. The Company will make any other arrangements for Annuity Payments as may be mutually agreed upon.

INCOME OPTIONS

  Instead of one of the Annuity Options described above, and subject to the conditions described under "Election of Options," all or part of the Cash Surrender Value of the Contract may be paid under one or more of the following Income Options, provided that they are consistent with federal tax law qualification requirements. Payments under the Income Options may be elected on a monthly, quarterly, semiannual or annual basis:

  OPTION 1 -- PAYMENTS OF A FIXED AMOUNT. The Company will make equal payments of the amount elected until the Contract Value applied under this option has been exhausted. The first payment and all later payments will be paid for each Sub-Account or the Fixed Account in proportion to the Cash Surrender Value attributable to that Account. The final payment will include any amount insufficient to make another full payment.
--------------------------------------------------------------------------------

  OPTION 2 -- PAYMENTS FOR A FIXED PERIOD. The Company will make payments for the period selected. The amount of each payment will be equal to the remaining Contract Value applied under this option divided by the number of remaining payments.

  OPTION 3 -- OTHER INCOME OPTIONS. The Company will make any other arrangements for Income Payments as may be mutually agreed upon.

  The amount applied to effect an Income Option will be the Contract Value as of 14 days before the date Income Payments commence, less any applicable premium taxes not previously deducted and any applicable contingent deferred sales charge. The Contract Value used to determine the amount of any Income Payment will be determined on the same basis as the Contract Value during the Accumulation Period, including the deduction for mortality and expense risks and the Sub-Account Administrative Charge. Income Options differ from Annuity Options in that the amount of the payments made under Income Options are unrelated to the length of life of any person. Although the Company continues to deduct the charge for mortality and expense risks, it assumes no mortality risks for amounts applied under any Income Option. Moreover, payments are unrelated to the actual life span of any person. Thus, the Annuitant may outlive the payment period.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                       MISCELLANEOUS CONTRACT PROVISIONS
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

TERMINATION

  No Purchase Payments after the first are required to keep the Contract in effect. However, the Company reserves the right to terminate the Contract on any Valuation Date if the Contract Value as of that date is less than $1,000 and no Purchase Payments have been made for at least two years, unless otherwise specified by state law. Termination will not occur until 31 days after the Company has mailed notice of termination to the Contract Owner at his or her last known address and to any assignee of record. If the Contract is terminated, the Company will pay to the Contract Owner the Cash Surrender Value (Contract Value, in the states of Washington and New Jersey), less any applicable administrative charge or premium tax.

MISSTATEMENT

  If the Annuitant's or Contract Owner's sex or date of birth was misstated, all benefits under the Contract are what the Purchase Payment paid would have purchased at the correct sex and age. Proof of the Annuitant's or Contract Owner's age may be filed at any time at the Company's Home Office.

REQUIRED REPORTS

  As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, the Company will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit Value as of the date of the report for each Sub-Account in which the Contract Owner has invested during the applicable period. The Company will keep all records required under federal or state laws.

SUSPENSION OF PAYMENTS

  The Company reserves the right to suspend or postpone the date of any payment of any benefit or values for any Valuation Period (1) when the New
York Stock Exchange ("the Exchange") is closed; (2) when trading
-------------------------------------------------------------------------------
on the Exchange is restricted; (3) when an emergency exists as determined by the Securities and Exchange Commission so that disposal of the securities held in the Sub-Accounts is not reasonably practicable or it is not reasonably practicable to determine the value of the Sub-Account's net assets; or (4) during any other period when the Securities and Exchange Commission, by order, so permits for the protection of securityholders.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  The following description of the federal income tax consequences under this Contract is not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, tax advice may be needed by a person contemplating purchase of an annuity contract and by a Contract Owner or Beneficiary who may make elections under a contract. For further information, a qualified tax adviser should be consulted.

GENERAL TAXATION OF ANNUITIES

  Amounts credited to the Contract are not generally taxable until they are received by the Contract Owner or the Beneficiary, either in the form of Annuity Payments or other distributions. Distributions from annuities that include previously taxed amounts may be taxed on either an income-first basis or an income-last basis, or on a pro-rata basis according to the type of plan or due to other circumstances.

TAX LAW DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

  The Code requires that any nonqualified variable annuity contracts based on a segregated asset account shall not be treated as an annuity for any period if investments made in the account are not adequately diversified. Final tax regulations define how segregated asset accounts must be diversified. The Company monitors the diversification of investments constantly and believes that its accounts are adequately diversified. The consequence of any failure is essentially the loss to the contract owner of tax deferred treatment. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

  Assets in the segregated asset accounts must be owned by the Company and not by the contract owner for federal income tax purposes. Otherwise, the deferral of taxes is lost and income and gains from the accounts would be includible annually in the contract owner's gross income.

  The Internal Revenue Service has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses an incident of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department announced, in connection with the issuance of temporary regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets of the account." This announcement, dated September 15, 1986, also stated that the guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts [of a segregated
--------------------------------------------------------------------------------
asset account] without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

  The Company does not know if such guidance will be issued, or if it is, what standards it may set. Furthermore, the Company does not know if such guidance may be issued with retroactive effect. New regulations are generally issued with a prospective-only effect as to future sales or as to future voluntary transactions in existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent contract owners from being considered the owner of the assets of the accounts.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS

  Taxable distributions taken before the Contract Owner has attained the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain tax-benefited plans.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

  Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which a participant under a qualified plan, a Section 403(b) annuity, or an IRA attains age 70 1/2. Distributions must also begin or be continued according to required patterns following the death of the Owner or the Annuitant.

NONQUALIFIED ANNUITY CONTRACTS

  Individuals may purchase tax-deferred annuities without tax law funding limits. The Purchase Payments receive no tax benefit, deduction or deferral, but increases in the value of the contract are generally deferred from tax until distribution. If a nonqualified annuity is owned by other than an individual, however, (e.g., by a corporation), the increases in value attributable to Purchase Payments made after February 28, 1986 are includable in income annually. Furthermore, for contracts issued after April 22, 1987, all deferred increases in value will be includable in the income of a Contract Owner when the Contract Owner transfers the contract without adequate consideration.

  If two or more annuity contracts are purchased from the same insurer within the same calendar year, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

  Those receiving partial distributions made before the Maturity Date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the Cash Value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.
--------------------------------------------------------------------------------

  The federal tax law requires that nonqualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the first of joint owners. Failure to meet these requirements will cause the surviving joint owner, the succeeding Contract Owner, or the Beneficiary to lose the tax benefits associated with annuity contracts, i.e., primarily the tax deferral prior to distribution. The distribution required depends, among other things, upon whether an Annuity Option is elected or whether the new Contract Owner is the surviving spouse. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced.

INDIVIDUAL RETIREMENT ANNUITIES

  To the extent of earned income for the year and not exceeding $2,000 per individual, an individual may make deductible contributions to an individual retirement annuity (IRA). There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit of $2,250.

  The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of 15% of compensation up to $30,000 for each participant.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

  Under a qualified pension or profit-sharing plan, Purchase Payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or Beneficiary.

  Distributions are taxable to the participant or Beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Certain lump-sum distributions may be eligible for special forward averaging tax treatment for certain classes of individuals.

FEDERAL INCOME TAX WITHHOLDING

  The portion of a distribution which is taxable income to the recipient will be subject to federal income tax withholding as follows:

  1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(B) PLANS OR ARRANGEMENTS OR FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS

    There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another retirement plan but that are not directly rolled over. A distribution made directly to a participant or Beneficiary may avoid this result if:

    (a)a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

    (b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

    (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law.
--------------------------------------------------------------------------------

    A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and a 10% additional tax penalty may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or Beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal Beneficiary is otherwise underwithheld or short on estimated taxes for that year.

  2. OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

    To the extent not described as requiring 20% withholding in 1 above, the portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

  3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE YEAR)

    The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs. As of January 1, 1994, a recipient receiving periodic payments (e.g., monthly or annual payments under an Annuity Option) which total $13,700 or less per year, will generally be exempt from periodic withholding.

  Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. All recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

  Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, United States citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are not permitted to elect out of withholding.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                 VOTING RIGHTS
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  The Contract Owner has certain voting rights in Fund BD II and the Underlying Funds. The number of votes which a Contract Owner may cast in the accumulation period is equal to the number of Accumulation Units credited to the account under the Contract. During the annuity period, the Contract Owner may cast the number of votes equal to (i) the reserve related to the Contract divided by (ii) the value of an Accumulation Unit. A Contract Owner's voting rights will decline as the reserve for the Contract declines.

  Upon the death of the Contract Owner, all voting rights will vest in the Beneficiary of the Contract, except in the case of contracts where the surviving spouse may succeed to the ownership.

  In accordance with its view of present applicable law, the Company will vote shares of Underlying Funds held by Fund BD II at regular and special meetings of the Underlying Fund shareholders in accordance with instructions received from persons having a voting interest in Fund BD II. The Company will vote shares for which it has not received instructions in the same proportion as it votes shares for
-------------------------------------------------------------------------------
which it has received instructions. However, if the Investment Company Act of 1940 ("1940 Act") or any regulation thereunder should be amended, or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote shares of the Underlying Funds in its own right, it may elect to do so.

  The number of shares which a person has a right to vote will be determined as of the date concurrent with the date established by the respective Underlying Fund for determining shareholders eligible to vote at the meeting of the fund, and voting instructions will be solicited by written communication before the meeting in accordance with the procedures established by the Underlying Fund.

  Each person having a voting interest in Fund BD II will receive periodic reports relating to the Underlying Fund(s) in which he or she has an interest, as well as any proxy materials, including a form on which to give voting instructions with respect to the proportion of the Underlying Fund shares held by Fund BD II which correspond to his or her interest in the Sub-Account.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  The Company intends to sell the Contracts in all jurisdictions where it is licensed to do business and where the Contract is approved. The Contracts will be sold by life insurance sales agents who represent the Company, and who are licensed registered representatives of the Company or certain other registered broker-dealers. The compensation paid to sales representatives will not exceed 8.5% of the payments made under the Contracts.

  From time to time, the Company may pay or permit other promotional incentives, in cash, credit or other compensation.

  Any sales representative or employee will have been qualified to sell Variable Annuities under applicable federal and state laws. Each broker-dealer is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and all are members of the National Association of Securities Dealers, Inc. Tower Square Securities, Inc., an affiliate of the Company, is the principal underwriter for the Contracts.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                STATE REGULATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut. An annual statement covering the operations of the Company for the preceding year, as well as its financial conditions as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

  The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the jurisdiction of domicile in determining the field of permissible investments.
--------------------------------------------------------------------------------

CONFORMITY WITH STATE AND FEDERAL LAWS

  The Contract is governed by the laws of the state in which it is delivered. Any paid-up Annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which the Contract is delivered. The Company may at any time make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                         LEGAL PROCEEDINGS AND OPINIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  There are no pending material legal proceedings affecting Fund BD II. Legal matters in connection with the federal laws and regulations affecting the issue and sale of the Contract described in this Prospectus, as well as the organization of the Company, its authority to issue variable annuity contracts under Connecticut law and the validity of the forms of the variable annuity contracts under Connecticut law, have been reviewed by the General Counsel of the Life and Annuities Division of the Company.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                               THE FIXED ACCOUNT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  Purchase Payments allocated to the Fixed Account portion of the Contract and any transfers made to the Fixed Account become part of the general account of the Company which supports insurance and annuity obligations. Because of exemptive and exclusionary provisions, interests in the general account have not been registered under the Securities Act of 1933 ("1933 Act"), nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interest therein is generally subject to the provisions of the 1933 or 1940 Acts, and the staff of the Securities and Exchange Commission does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

  Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic annuity payment. The investment gain or loss of Fund BD II or any of the Sub-Accounts does not affect the Fixed Account portion of the Contract Owner's Contract Value, or the dollar amount of fixed annuity payments made under any payout option.

  The Fixed Account is secured by part of the general assets of the Company. The general assets of the Company include all assets of the Company other than those held in Fund BD II or any other separate account sponsored by the Company or its affiliates. Purchase Payments will be allocated to the Fixed Account at the direction of the Contract Owner at the time of purchase or at a later date.

  The Company will invest the assets of the Fixed Account in those assets chosen by the Company and allowed by applicable law. Investment income from such Fixed Account assets will be allocated by the Company between itself and the Contracts participating in the Fixed Account.
--------------------------------------------------------------------------------

  Investment income from the Fixed Account allocated to the Company includes compensation for mortality and expense risks borne by the Company in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in the sole discretion of the Company at such rate or rates as the Company prospectively declares from time to time. The initial rate for any deposit into the Fixed Account is guaranteed for one year from the date of such deposit. Subsequent renewal rates will be guaranteed for the calendar quarter. The Company also guarantees that for the life of the Contract it will credit interest at not less than 3% per year. ANY INTEREST CREDITED TO AMOUNTS ALLOCATED TO THE FIXED ACCOUNT IN EXCESS OF 3% PER YEAR WILL BE DETERMINED IN THE SOLE DISCRETION OF THE COMPANY. THE CONTRACT OWNER ASSUMES THE RISK THAT INTEREST CREDIT TO THE FIXED ACCOUNT MAY NOT EXCEED THE MINIMUM GUARANTEE OF 3% FOR ANY GIVEN YEAR.

  The Company guarantees that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described above, less any applicable premium taxes or prior surrenders. If the Contract Owner effects a surrender, the amount available from the Fixed Account will be reduced by any applicable Contingent Deferred Sales Charge.

TRANSFERS

  Transfers from the Fixed Account to any of the Sub-Accounts will be permitted twice a year during the 30 days following the semiannual Contract Date anniversary in an amount of up to 15% of the Fixed Account Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers from the Dollar-Cost Averaging Program.) Amounts previously transferred from the Fixed Account to the Sub-Accounts may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. The Company reserves the right to waive either of these restrictions in its discretion.

  Automated transfers from the Fixed Account to any of the Sub-Accounts may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar-Cost Averaging Program.
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                  APPENDIX A
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                 FOR CONTRACTS ISSUED IN THE STATE OF FLORIDA

DEATH BENEFIT

  The Enhanced Death Benefit is NOT available in Florida.

  STANDARD DEATH BENEFIT. Under the standard death benefit, if the Annuitant dies BEFORE AGE 75 and before the Maturity Date, the Company will pay to the Beneficiary a death benefit in an amount equal to the greatest of (1), (2) or
(3) below, less any applicable premium tax or prior surrenders not previously deducted:

  (1) the Contract Value;

  (2) the total Purchase Payments made under the Contract; or

  (3) the Contract Value on the fifth contract year anniversary immediately preceding the date on which the Company receives due proof of death.

  IF THE ANNUITANT DIES ON OR AFTER AGE 75, BUT BEFORE AGE 90 and before the Maturity Date, the Company will pay to the Beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, less any applicable premium tax or prior surrenders not previously deducted:

  (1) the Contract Value;

  (2) the total Purchase Payments made under the Contract; or

  (3) the Contract Value on the latest fifth contract year anniversary occurring on or before the Annuitant's 75th birthday.

THE ANNUITY PERIOD

  MATURITY DATE

  The maturity date may not be any date beyond the Annuitant's 90TH birthday.

  THE VARIABLE ANNUITY

  Variable payouts are not permitted in Florida. Contract Owners may only have their Contract Values applied to provide a Fixed Annuity.

  Disregard the "Variable Annuity" section described on page 14.

ELECTION OF OPTIONS

  ON THE MATURITY DATE, OR OTHER AGREED-UPON DATE, THE COMPANY WILL PAY AN AMOUNT PAYABLE UNDER THE CONTRACT IN ACCORDANCE WITH THE PAYMENT OPTION SELECTED BY THE CONTRACT OWNER. Election of an option must be made in writing in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner. While the Annuitant is alive, the Contract Owner may change a Settlement Option election by Written Request at any time prior to the Maturity Date. Once Annuity or Income
Payments have begun, no further election changes are allowed. During the Annuitant's lifetime, if no election has been made prior to the Maturity Date, the Company will pay to the Contract Owner the first of a series of monthly Annuity Payments based on the life of the Annuitant, in
-------------------------------------------------------------------------------
accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain tax-qualified contracts, Annuity Option 4 (Joint and Last Survivor Joint Life Annuity--Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the contract.

  The minimum amount that can be placed under an Annuity or Income Option will be $2,000 unless the Company consents to a lesser amount. If any monthly periodic payment due any payee is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in one lump-sum payment.

--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                  APPENDIX B
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

              CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

  The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and The Travelers Life and Annuity Company. A list of the contents of the Statement of Additional Information is set forth below:

  The Insurance Company
  Principal Underwriter
  Distribution and Management Agreement
  Valuation of Assets
  Performance Information
  Independent Accountants
  Financial Statements

-- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- --
COPIES OF THE STATEMENT OF ADDITIONAL INFORMATION DATED SEPTEMBER 22, 1995 (FORM NO. L-12540S ARE AVAILABLE WITHOUT CHARGE. TO REQUEST A COPY, PLEASE CLIP THIS COUPON ON THE DOTTED LINE ABOVE, ENTER YOUR NAME AND ADDRESS IN THE SPACES PROVIDED BELOW, AND MAIL TO: THE TRAVELERS LIFE AND ANNUITY COMPANY, ANNUITY INVESTOR SERVICES--5SHS ONE TOWER SQUARE, HARTFORD, CONNECTICUT 06183-9061.

Name: _________________________________________________________________________

Address: ______________________________________________________________________

_______________________________________________________________________________





-------------------------------------------------------------------------------

                                    PART B

         Information Required in a Statement of Additional Information
         -------------------------------------------------------------

                                    VINTAGE

                      STATEMENT OF ADDITIONAL INFORMATION

                                     dated

                              September 22, 1995

                                      for

                THE TRAVELERS FUND BD II FOR VARIABLE ANNUITIES

                                   ISSUED BY

                     THE TRAVELERS LIFE AND ANNUITY COMPANY

This Statement of Additional Information ("SAI") is not a prospectus but relates to, and should be read in conjunction with, the Individual Variable Annuity Contract Prospectus dated September 22, 1995. A copy of the Prospectus may be obtained by writing to The Travelers Life and Annuity Company, Annuity Services
- 5 SHS, One Tower Square, Hartford, Connecticut 06183-9061, or by calling 1-800-842-8573.



                               TABLE OF CONTENTS

THE INSURANCE COMPANY..............................................  1

PRINCIPAL UNDERWRITER..............................................  1

DISTRIBUTION AND MANAGEMENT AGREEMENT..............................  1

VALUATION OF ASSETS................................................  1

PERFORMANCE INFORMATION............................................  2

INDEPENDENT ACCOUNTANTS............................................  4

FINANCIAL STATEMENTS...............................................  4

                             THE INSURANCE COMPANY

          The Travelers Life and Annuity Company (the "Company"), an indirect wholly owned subsidiary of Travelers Group Inc., is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. The Company is licensed to conduct a life insurance business in a majority of the states of the United States, and intends to seek licensure in the remaining states, except New York. The Company's Home Office is located at One Tower Square, Hartford, Connecticut 06183, and its telephone number is (203) 277-0111.

          The Company is a wholly owned subsidiary of The Travelers Insurance Company, which is indirectly owned, through a wholly owned subsidiary, by Travelers Group Inc., a financial services holding company engaged, through its subsidiaries, principally in four business segments: (i) Investment Services;
(ii) Consumer Finance Services; (iii) Life Insurance Services; and (iv) Property and Casualty Insurance Services.


                             PRINCIPAL UNDERWRITER

          Tower Square Securities, Inc. ("TSSI"), an affiliate of the Company, serves as principal underwriter for Fund BD II and the Contracts. The offering is continuous. TSSI is an indirect wholly owned subsidiary of Travelers Group Inc. and its principal executive offices are located at One Tower Square, Hartford, Connecticut.


                     DISTRIBUTION AND MANAGEMENT AGREEMENT

          Under the terms of the Distribution and Management Agreement among Fund BD II, the Company and TSSI, the Company provides all administrative services and mortality and expense risk guarantees related to variable annuity contracts sold by the Company in connection with Fund BD II. TSSI performs the sales functions related to the Contracts. The Company reimburses TSSI for commissions paid, other sales expenses and certain overhead expenses connected with sales functions. The Company also pays all costs (including costs associated with the preparation of sales literature); all costs of qualifying Fund BD II and the variable annuity contract with regulatory authorities;
the costs of proxy solicitation; and all custodian, accountant's and legal fees. The Company also provides without cost to Fund BD II all necessary office space, facilities, and personnel to manage its affairs.


                              VALUATION OF ASSETS

          The value of the assets of each Underlying Fund is determined on each Valuation Date as of the close of the New York Stock Exchange. Each security traded on a national securities exchange is valued at the last reported sale price on the Valuation Date. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the Valuation Date or on the basis of quotations received from a reputable broker or any other recognized source.

          Any security not traded on a securities exchange but traded in the over-the-counter-market and for which market quotations are readily available is valued at the mean between the quoted bid and asked prices on the Valuation Date or on the basis of quotations received from a reputable broker or any other recognized source.

          Securities traded on the over-the-counter-market and listed securities with no reported sales are valued at the mean between the last reported bid and asked prices or on the basis of quotations received from a reputable broker or other recognized source.

          Short-term investments for which a quoted market price is available are valued at market. Short-term investments maturing in more than sixty days for which there is no reliable quoted market price are valued by "marking to market" (computing a market value based upon quotations from dealers or issuers for securities of a similar type, quality and maturity.) "Marking to market" takes into account unrealized appreciation or depreciation due to changes in interest rates or other factors which would influence the current fair values of such securities. Short-term investments maturing in sixty days or less for which there is no reliable quoted market price are valued at amortized cost which approximates market.


                            PERFORMANCE INFORMATION

          From time to time, the Company may advertise several types of historical performance for Sub-Accounts of Fund BD II. The Company may advertise the "standardized average annual total returns" of the Sub-Accounts, calculated in a manner prescribed by the Securities and Exchange Commission, as well as the "non-standardized total return," as described below:

          STANDARDIZED METHOD. Quotations of average annual total return are computed according to a formula in which a hypothetical initial investment of $1,000 is applied to the Sub-Account, and then related to ending redeemable values over one, five and ten year periods, or for a period covering the time during which the Underlying Fund held in the Sub-Account has been in existence if the Underlying Fund has not been in existence for one of the prescribed periods. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). The deduction for the annual administrative charge ($30) is converted to a percentage of assets based on the actual fee collected, divided by the average net assets per contract sold under the Prospectus to which this Statement of Additional Information relates. Each quotation assumes a total redemption at the end of each period with the assessment of any applicable Contingent Deferred Sales Charge at that time.

          NON-STANDARDIZED METHOD. Non-standardized "total return" will be calculated in a similar manner based on the performance of the Sub-Account over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and seven-year periods. Non-standardized total return will not reflect the deduction of any applicable Contingent Deferred

Sales Charge or the $30 annual contract administrative charge, which, if reflected, would decrease the level of performance shown. The contingent Deferred Sales Charge is not reflected because the Contract is designed for long-term investment.

          GENERAL. Within the guidelines prescribed by the SEC and the National Association of Securities Dealers, Inc. ("NASD"), performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's (S&P) 500 Index and the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line Index, and the Morgan Stanley Capital International's EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) and publications that monitor the performance of Fund BD II and the Underlying Funds.

          For Sub-Accounts that invest in Underlying Funds that were in existence prior to the date the Underlying Funds became available under Fund BD II, the standardized average total return and non-standardized total return quotations will show the investment performance that such Underlying Funds would have achieved (reduced by the applicable charges) had they been held as Sub-Accounts under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance. An Owner's Contract Value at redemption may be more or less than original cost.

          Average annual total returns for each of the Sub-Accounts computed according to the standardized and non-standardized methods for the period ending December 31, 1994 (beginning at inception date) are set forth in the following table. (Parentheses indicate a negative number.)

                           TOTAL RETURN CALCULATIONS
                           SUB-ACCOUNTS OF FUND BD II

----------------------------------------------------------------------------------
                                  STANDARDIZED       NON-STANDARDIZED
                               Regular   Enhanced   Regular   Enhanced   Inception
                                1 Year    1 Year     1 Year    1 Year      Date
----------------------------------------------------------------------------------
Smith Barney Income
  and Growth Portfolio          (7.78)%    (7.91)%   (1.85)%   (2.00)%     6/94

Alliance Growth Portfolio       (1.32)%    (1.48)%    4.72%     4.56%      6/94

American Capital Enterprise
  Portfolio                     (2.18)%    (2.33)%    3.86%     3.71%      6/94

Smith Barney International
  Equity Portfolio             (10.27)%   (10.40)%   (4.51)%   (4.65)%     6/94

Smith Barney Pacific Basin
  Portfolio                    (15.50)%   (15.62)%  (10.07)%  (10.20)%     6/94

                           TOTAL RETURN CALCULATIONS
                     SUB-ACCOUNTS OF FUND BD II (Continued)

-------------------------------------------------------------------------------
                               STANDARDIZED       NON-STANDARDIZED
                            Regular   Enhanced   Regular   Enhanced   Inception
                             1 Year    1 Year     1 Year    1 Year      Date
-------------------------------------------------------------------------------
TBC Managed Income
  Portfolio                  (6.35)%   (6.48)%    (0.33)%   (0.48)%     6/94

Putnam Diversified
  Income Portfolio           (5.19)%   (5.34)%     0.85%     0.70%      6/94

G.T. Global Strategic
  Income Portfolio          (11.21)%  (11.34)%    (5.51)%   (5.64)%     6/94

Smith Barney High
  Income Portfolio           (7.20)%   (7.34)%    (1.24)%   (1.39)%     6/94

MFS Total Return
  Portfolio                  (8.03)%   (8.17)%    (2.12)%   (2.46)%     6/94

Smith Barney Money
  Market Portfolio           (4.47)%   (4.62)%     1.57%     1.42%      6/94

AIM Capital Appreciation        --        --         --        --       9/95
  Portfolio

Smith Barney Total
  Return Portfolio           (4.99)%   (5.02)%     1.36%     1.12%     11/94

                            INDEPENDENT ACCOUNTANTS

          Coopers & Lybrand L.L.P., independent certified public accountants, 100 Pearl Street, Hartford, Connecticut, are the independent auditors for Fund BD II. The services provided to Fund BD II include primarily the examination of the Fund's financial statements.


                              FINANCIAL STATEMENTS

          Financial Statements for Fund BD II are not available since the Fund had no assets as of the effective date of this SAI. Financial statements for The Travelers Life and Annuity Company are included in this SAI.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY











                              Financial Statements

              for the years ended December 31, 1994, 1993 and 1992

                     THE TRAVELERS LIFE AND ANNUITY COMPANY

                              FINANCIAL STATEMENTS

                                     INDEX






                                                                            Page

Independent Auditors' Reports                                               1-3

Financial Statements:

  Statement of Operations and Retained Earnings
    for the years ended December 31, 1994, 1993 and 1992                      4

  Balance Sheet - December 31, 1994 and 1993                                  5

  Statement of Cash Flows
    for the years ended December 31, 1994, 1993 and 1992                      6

  Notes to Financial Statements                                            7-26

Glossary of Insurance Terms                                               27-28

                         Independent Auditors' Report



The Board of Directors and Shareholder of
The Travelers Life and Annuity Company:


We have audited the accompanying balance sheets of The Travelers Life and Annuity Company as of December 31, 1994 and 1993, and the related statements of operations and retained earnings and cash flows for the year ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Travelers Life and Annuity Company as of December 31, 1994 and 1993, and the results of its operations and its cash flows for the year ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," in 1994.



                                        /s/KPMG Peat Marwick LLP




Hartford, Connecticut
January 17, 1995

                       Report of Independent Accountants



To the Board of Directors and Shareholder of The Travelers Life and Annuity Company:


We have audited the statements of operations and retained earnings and cash flows of The Travelers Life and Annuity Company for the year ended December 31, 1993. These financial statements are the responsibility of Company management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of The Travelers Life and Annuity Company for the year ended December 31, 1993 in conformity with generally accepted accounting principles.






/s/COOPERS & LYBRAND
Hartford, Connecticut
September 16, 1994

                       Report of Independent Accountants



To the Board of Directors and Shareholder of The Travelers Life and Annuity Company:


We have audited the statements of operations and retained earnings and cash flows of The Travelers Life and Annuity Company for the year ended December 31, 1992. These financial statements are the responsibility of Company management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of The Travelers Life and Annuity Company for the year ended December 31, 1992 in conformity with generally accepted accounting principles.

As discussed in Notes 2, 7 and 9 to the financial statements, the Company changed its method of accounting for postretirement benefits other than pensions, accounting for income taxes and accounting for foreclosed assets in 1992.





/s/COOPERS & LYBRAND
Hartford, Connecticut
September 16, 1994

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                 STATEMENT OF OPERATIONS AND RETAINED EARNINGS


--------------------------------------------------------------------------------------------------------
(for the year ended December 31, in thousands)                     1994    |        1993            1992
--------------------------------------------------------------------------------------------------------
REVENUES                                                                   |
Premiums                                                       $  3,498    |    $  4,524         $ 4,781
Net investment income                                            66,093    |      58,044          63,912
Realized investment gains (losses)                               (2,074)   |      11,955          21,403
Other                                                            18,702    |       9,102           7,542
--------------------------------------------------------------------------------------------------------
                                                                 86,219    |      83,625          97,638
--------------------------------------------------------------------------------------------------------
BENEFITS AND EXPENSES                                                      |
Current and future insurance benefits                            55,596    |      67,489          68,253
General and administrative expenses                               2,758    |       3,075           8,045
--------------------------------------------------------------------------------------------------------
                                                                 58,354    |      70,564          76,298
--------------------------------------------------------------------------------------------------------
                                                                           |
Income before federal income taxes and                                     |
  cumulative effects of changes in                                         |
  accounting principles                                          27,865    |      13,061          21,340
--------------------------------------------------------------------------------------------------------
Federal income taxes:                                                      |
  Current                                                         4,742    |      22,124          37,198
  Deferred                                                        4,798    |     (22,672)        (21,704)
--------------------------------------------------------------------------------------------------------
                                                                  9,540    |        (548)         15,494
--------------------------------------------------------------------------------------------------------
                                                                           |
Income before cumulative effects of changes                                |
  in accounting principles                                       18,325    |      13,609           5,846
Cumulative effect of change in accounting                                  |
  for postretirement benefits other than                                   |
  pensions, net of tax                                                -    |           -          (1,148)
Cumulative effect of change in accounting                                  |
  for income taxes                                                    -    |           -           4,171
--------------------------------------------------------------------------------------------------------
                                                                           |
Net income                                                       18,325    |      13,609           8,869
Retained earnings beginning of year                             110,665    |      97,034          88,119
Preference stock tax benefit allocated by parent                      -    |          22              46
--------------------------------------------------------------------------------------------------------
Retained earnings end of year                                  $128,990    |    $110,665         $97,034
--------------------------------------------------------------------------------------------------------





                       See notes to financial statements.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                                 BALANCE SHEET



---------------------------------------------------------------------------------------------------
(at December 31, in thousands)                                                  1994           1993
---------------------------------------------------------------------------------------------------
ASSETS
Fixed maturities, available for sale at market in 1994
  (cost, $624,347); at lower of aggregate cost or market
  in 1993 (market, $487,010)                                               $  559,142    $  486,195
Equity securities, at market (cost, $14,252; $22,827)                          16,064        24,666
Mortgage loans                                                                152,359       246,965
Real estate held for sale, net of accumulated depreciation of $337; $0          6,810        30,983
Short-term securities                                                          44,472        43,326
Other investments                                                              72,190        75,708
---------------------------------------------------------------------------------------------------
         Total investments                                                    851,037       907,843
---------------------------------------------------------------------------------------------------
Cash                                                                              296             -
Investment income accrued                                                      10,211        11,296
Reinsurance recoverable                                                           573           523
Deferred federal income taxes                                                  94,315        78,007
Separate accounts                                                             820,384       949,772
Value of insurance in force                                                    21,014             -
Other assets                                                                    3,539        15,703
---------------------------------------------------------------------------------------------------
         Total assets                                                      $1,801,369    $1,963,144
---------------------------------------------------------------------------------------------------

LIABILITIES
Future policy benefits                                                     $  691,108      $707,916
Current federal income taxes                                                   26,071        20,305
Separate accounts                                                             808,181       942,633
Other liabilities                                                              17,889        11,383
---------------------------------------------------------------------------------------------------
         Total liabilities                                                  1,543,249     1,682,237
---------------------------------------------------------------------------------------------------
SHAREHOLDER'S EQUITY
Common stock, par value $100; 100,000
  shares authorized, 30,000 issued and outstanding                              3,000         3,000
Additional paid-in capital                                                    167,354       166,047
Unrealized investment gains (losses), net of taxes                            (41,224)        1,195
Retained earnings                                                             128,990       110,665
---------------------------------------------------------------------------------------------------
         Total shareholder's equity                                           258,120       280,907
---------------------------------------------------------------------------------------------------

         Total liabilities and shareholder's equity                        $1,801,369    $1,963,144
---------------------------------------------------------------------------------------------------


                       See notes to financial statements.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                            STATEMENT OF CASH FLOWS
                          Increase (Decrease) in Cash



-----------------------------------------------------------------------------------------------------
(for the year ended December 31, in thousands)                    1994    |       1993           1992
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES                                      |
  Premiums collected                                          $  3,498    |   $  4,524        $10,034
  Net investment income received                                57,240    |     53,944         64,304
  Benefits and claims paid                                     (72,298)   |    (74,660)       (76,873)
  Operating expenses paid                                       (4,400)   |     (3,249)        (6,562)
  Income taxes refunded (paid)                                   1,030    |    (10,661)       (25,537)
  Trading account investments (purchases) sales, net                 -    |     35,093        (18,341)
  Other                                                         22,507    |       (683)       (19,101)
-----------------------------------------------------------------------------------------------------
      Net cash provided by (used in) operating activities        7,577    |      4,308        (72,076)
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES                                      |
  Investment repayments                                                   |
    Fixed maturities                                            29,043    |     29,479         28,409
    Mortgage loans                                              60,260    |     53,835         80,904
  Proceeds from investments sold                                          |
    Fixed maturities                                            41,671    |     46,001          4,527
    Equity securities                                            9,373    |      7,676         34,058
    Mortgage loans                                              23,327    |     11,835         26,120
    Real estate                                                 34,181    |     26,014         20,025
  Investments in                                                          |
    Fixed maturities                                          (204,412)   |   (206,682)       (75,479)
    Equity securities                                             (375)   |     (5,280)       (15,577)
    Mortgage loans                                              (5,607)   |          -           (599)
  Short-term securities, (purchases) sales, net                 (1,146)   |    (16,430)       (26,310)
  Other investments, (purchases) sales, net                        682    |     46,595        (11,437)
  Securities transactions in course of settlement                5,722    |      1,133          7,095
-----------------------------------------------------------------------------------------------------
      Net cash provided by (used in) investing activities       (7,281)   |     (5,824)        71,736
-----------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                               $    296    |   $ (1,516)       $  (340)
-----------------------------------------------------------------------------------------------------

Cash at December 31                                           $    296        $      -        $ 1,516
-----------------------------------------------------------------------------------------------------





                       See notes to financial statements.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS





1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       The Travelers Life and Annuity Company (the Company) is a wholly owned subsidiary of The Travelers Insurance Company (TIC). TIC is a wholly owned subsidiary of The Travelers Insurance Group Inc. (TIG). TIG is an indirect wholly owned subsidiary of The Travelers Inc. Significant accounting policies used in the preparation of the accompanying financial statements follow.

       Basis of presentation

       In December 1992, Primerica Corporation (Primerica) acquired approximately 27% of The Travelers Corporation's common stock (the Acquisition). The Acquisition was accounted for as a purchase.

       Effective December 31, 1993, Primerica acquired the approximately 73% of The Travelers Corporation common stock which it did not already own, and The Travelers Corporation was merged into Primerica, which was renamed The Travelers Inc. This was effected through the exchange of .80423 shares of The Travelers Inc. common stock for each share of The Travelers Corporation common stock (the Merger). All subsidiaries of The Travelers Corporation were contributed to TIG.

       The Acquisition and the Merger are being accounted for as a "step acquisition." The step acquisition method of purchase accounting requires that the assets and liabilities of the Company be recorded at the fair values determined at each acquisition date (i.e., 27% of values at December 31, 1992 as carried forward and 73% of the values at December 31, 1993). These assets and liabilities are reflected in the balance sheet at December 31, 1993 based upon management's then best estimate of their fair values. Evaluation and appraisal of assets and liabilities, including investments, the value of insurance in force, reinsurance recoverable, other insurance assets and liabilities and related deferred income taxes were completed during 1994. The excess of the 27% share of assigned value of identifiable net assets over cost at December 31, 1992, which was allocated to the Company through the "pushdown" basis of accounting, was approximately $1.3 million and is being amortized over ten years on a straight-line basis.

       The statement of operations and retained earnings, the statement of cash flows and the related accompanying notes for the year ended December 31, 1994, which are presented on a purchase accounting basis, are separated from the corresponding 1993 and 1992 information, which is presented on a historical accounting basis, to indicate the difference in valuation bases.

       Certain prior year amounts have been reclassified to conform with the 1994 presentation.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS





1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

       Investments

       Fixed maturities include bonds, notes and redeemable preferred stocks. Fixed maturities are valued based upon quoted market prices, or if quoted market prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. Securities are classified as "available for sale" and are reported at fair value, with unrealized gains and losses, net of income taxes, charged or credited directly to shareholder's equity at December 31, 1994. As of December 31, 1993, in conjunction with the Merger, all fixed maturities were classified as "available for sale" and recorded at the lower of aggregate cost or market value.

       Equity securities, which include common and nonredeemable preferred stocks, are carried at market values that are based primarily on quoted market prices. Changes in market values of equity securities are charged or credited directly to shareholder's equity, net of applicable income taxes.

       Mortgage loans are carried at amortized cost. Real estate held for sale is carried at the lower of cost or fair value less estimated costs to sell. Fair value was established at time of foreclosure by appraisers, both internal and external, using discounted cash flow analyses and other acceptable techniques.

       Accrual of income is suspended on fixed maturities or mortgage loans that are in default, or on which it is likely that future interest payments will not be made as scheduled. Interest income on investments in default is recognized only as payment is received.

       Forward commitments are not recorded in the balance sheet until the commitments are fulfilled.

       Investment Gains and Losses

       Realized investment gains and losses are included as a component of pretax revenues based upon specific identification of the investments sold on the trade date and, prior to the Merger, included adjustments to the valuation reserves. These adjustments reflected changes considered to be other than temporary in the net realizable value of investments. Also included are gains and losses arising from the translation of the local currency value of foreign investments to U.S. dollars, the functional currency of the Company.

       Separate Accounts

       Separate accounts primarily represent funds for which the assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. Each account has specific investment objectives. The liabilities associated with these separate account products provide for guarantees of mortality, morbidity, principal or interest and the related assets of these accounts are carried at amortized cost except at December 31, 1993, when the assets and liabilities of these accounts were recorded at the value assigned at the acquisition dates. Amounts assessed to the contractholders for management services are included in other revenues. Deposits and net investment income for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS





1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

       Value of Insurance In Force

       The value of insurance in force represents the actuarially determined present value of anticipated profits to be realized from annuities contracts at the date of the Merger using the same assumptions that were used for computing related liabilities where appropriate. The value of insurance in force was the actuarially determined present value of the projected future profits discounted at an interest rate of 16% for the business acquired. The value of the business in force is amortized over the contract period using current interest crediting rates to accrete interest and using an amortization method based on a level yield method. The value of insurance in force is reviewed periodically for recoverability to determine if any adjustment is required.

       Benefit Reserves

       Benefit reserves represent liabilities for future insurance policy benefits. Benefit reserves for traditional life insurance and annuity policies have been computed based upon mortality, morbidity, persistency and interest assumptions applicable to these coverages, which range from 5.5% to 7.3%, including a provision for adverse deviation. These assumptions consider Company experience and industry standards and may be revised if it is determined that the future experience will differ substantially from that previously assumed. The assumptions vary by plan, age at issue, year of issue and duration.

       At December 31, 1994, the Company has $691.1 million of life and annuity deposit funds and reserves, none of which are subject to discretionary withdrawal based on contract terms and related market conditions.

       Permitted Statutory Accounting Practices

       The Company, domiciled in the State of Connecticut, prepares statutory financial statements in accordance with the accounting practices prescribed or permitted by the State of Connecticut Insurance Department. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The impact of any permitted accounting practices on the statutory surplus of the Company is not material.

       Premiums

       Premiums are recognized as revenues when due. Reserves are established for the portion of premiums that will be earned in future periods.

       Other Revenues

       Other revenues include surrender, mortality and administrative charges and fees as earned on investment and other insurance contracts.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS





1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

       Federal Income Taxes

       The provision for federal income taxes is comprised of two components, current income taxes and deferred income taxes. Deferred federal income taxes arise from changes in the Company's deferred federal income tax asset during the year. The deferred federal income tax asset is recognized to the extent that future realization of the tax benefit is more likely than not, with a valuation allowance for the portion that is not likely to be recognized.

       Accounting Standards not yet Adopted

       Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" (FAS 118), and Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (FAS 114), describe how impaired loans should be measured when determining the amount of a loan loss accrual. These statements also amend existing guidance on the measurement of restructured loans in a troubled debt restructuring involving a modification of terms. The adoption of these statements, effective January 1, 1995, will not have a material effect on results of operations or financial position.

2.     CHANGES IN ACCOUNTING PRINCIPLES

       Accounting for Certain Debt and Equity Securities

       Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FAS 115), which addresses accounting and reporting for investments in equity securities that have a readily determinable fair value and for all debt securities. Investment securities have been classified as "available for sale" and are reported at fair value, with unrealized gains and losses, net of income taxes, charged or credited directly to shareholder's equity. Previously, securities classified as available for sale were carried at the lower of aggregate cost or market value. Initial adoption of this standard resulted in an increase of approximately $530 thousand (net of taxes) to net unrealized gains in shareholder's equity. See note 11 for additional disclosures.

       Accounting and Reporting for Reinsurance Contracts

       In the first quarter of 1993, the Company implemented Statement of Financial Accounting Standards No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" (FAS 113). FAS 113 requires the reporting of reinsurance receivables and prepaid reinsurance premiums as assets and precludes the immediate recognition of gains for all reinsurance contracts unless the liability to the policyholder has been extinguished. Implementation of FAS 113 did not have an impact on the Company's earnings, however, assets and liabilities increased by like amounts. See note 3 for additional reinsurance disclosures.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS





2.     CHANGES IN ACCOUNTING PRINCIPLES, Continued

       Postretirement Benefits other than Pensions

       In 1992, the Company adopted Statement of Financial Accounitng Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (FAS 106). As required, the Company changed its method of accounting for retiree benefit plans effective January 1, 1992, to accrue for the Company's share of the costs of postretirement benefits over the service period rendered by employees. Previously these benefits were charged to expense when paid. The Company elected to recognize immediately the liability for postretirement benefits as the cumulative effect of a change in accounting principle. This resulted in a noncash after-tax charge to net income of $1.1 million. See Note 7 for additional information relating to FAS 106.

       Accounting for Income Taxes

       In the third quarter of 1992, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109) with retroactive application to January 1, 1992. FAS 109 establishes new principles for calculating and reporting the effects of federal income taxes in financial statements. FAS 109 replaces the income statement orientation inherent in the prior income tax accounting standard with a balance sheet approach. Under the new approach, deferred tax assets and liabilities are generally determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. FAS 109 allows recognition of deferred tax assets if future realization of the tax benefit is more likely than not, with a valuation allowance for the portion that is not likely to be recognized.

       The implementation of FAS 109 resulted in a one time increase to earnings of $4.2 million in the first quarter of 1992. This increase in earnings was principally due to tax rate differences and the recognition of a portion of previously unrecognized deferred tax assets. See note 9 for further discussion of FAS 109.

       Accounting for Foreclosed Assets

       In February 1993, The Travelers Corporation announced its intent to accelerate the sale of foreclosed real estate and, effective December 31, 1992, changed its method of accounting for foreclosed assets in compliance with the American Institute of Certified Public Accountants' Statement of Position 92-3, "Accounting for Foreclosed Assets" (SOP 92-3). This guidance requires that in-substance foreclosures and foreclosed assets held for sale be carried at the lower of cost or fair value less estimated costs to sell. Previously, all foreclosed assets were carried at cost less accumulated depreciation. This accounting change resulted in a $12.5 million pre-tax charge to realized investment losses in 1992.

3.     REINSURANCE

       The Company participates in reinsurance to reduce overall risks, including exposure to large losses and catastrophic events. The Company remains primarily liable as the direct insurer on all risks reinsured.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS





3.     REINSURANCE, Continued

       Life insurance in force ceded to affiliates at December 31, 1994 and 1993 was $106.0 million and $111.7 million, respectively.

4.     SHAREHOLDER'S EQUITY

       Unrealized Investment Gains (Losses)

       An analysis of the change in unrealized gains and losses on investments is shown in note 11.

       Additional Paid-in Capital

       As a result of the finalization of the evaluations and appraisals used to assign fair values to assets and liabilities under purchase accounting, additional paid-in capital was increased by $1.3 million in 1994. It was decreased by $70.4 million in 1993 based upon the initial evaluations and appraisals.

       Shareholder's Equity and Dividend Availability

       The statutory net income was $5.7 million for the year ended December 31, 1994. The statutory net loss was $23.0 million and $35.3 million for the years ended December 31, 1993 and 1992, respectively.

       Statutory capital and surplus was $233.0 million and $220.1 million at December 31, 1994 and 1993, respectively.

       The Company is currently subject to various regulatory restrictions that limit the maximum amount of dividends available to TIC without prior approval of insurance regulatory authorities. Under statutory accounting practices, there is no statutory surplus available in 1995 for dividends to TIC without prior approval.

5. DISCLOSURE ABOUT DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

       The Company has, in the normal course of business, provided fixed rate loan commitments and commitments to partnerships. Also, the Company uses forward contracts as a means of prudently hedging exposure to foreign currency rate risk on existing assets. The Company does not hold or issue derivative instruments for trading purposes.

       These derivative financial instruments have off-balance-sheet risk. Financial instruments with off-balance-sheet risk involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in a particular class of financial instrument. However, the maximum credit loss or cash flow associated with these instruments can be less than these amounts. For unfunded commitments, credit exposure is the contractual amount of the unfunded commitments.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS





5. DISCLOSURE ABOUT DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS, Continued

       The Company monitors creditworthiness of counterparties to these financial instruments by using criteria of acceptable risk that are consistent with on-balance-sheet financial instruments. The controls include credit approvals, limits and other monitoring procedures. Many transactions include the use of collateral to minimize credit risk and lower the effective cost to the borrower.

       A summary of contract or notional amounts is presented below:


       --------------------------------------------------------------------------------
                                                                     Contract or
                                                                   notional amount
       (in thousands)                                         1994                 1993
       --------------------------------------------------------------------------------
       Financial instruments whose contract
        amount represents credit exposure:
            Unfunded commitments to partnerships            $9,606               $9,328
            Fixed rate loan commitments                        378                6,631
       --------------------------------------------------------------------------------

       The Company has outstanding at any given time commitments to fund partnerships. Generally these are simple forward commitments for investment purposes. At December 31, 1994 and 1993, the terms of unfunded commitments to partnerships approximate market value. Fixed rate loan commitments are obligations to make investments at fixed rates. At December 31, 1994 and 1993, the terms of fixed rate loan commitments approximate market value.

       The off-balance-sheet risks of forward contracts were not considered significant at December 31, 1994 and 1993.

       Fair Value of Certain Financial Instruments

       The Company uses various financial instruments in the normal course of its business. Fair values of financial instruments which are considered insurance contracts are not required to be disclosed and are not included in the amounts discussed.

       At December 31, 1994 and 1993, investments in fixed maturities have a fair value of $559.1 million and $487.0 million, respectively. See note 11.

       At December 31, 1994, mortgage loans have a carrying value of $152.4 million, which approximates fair value, compared with a carrying value and fair value of $247.0 million at December 31, 1993. In estimating fair value, the Company used interest rates reflecting the higher returns required in the current real estate financing market.

       The carrying value of $2.4 million and $2.0 million of financial instruments classified as other assets approximates their fair values at December 31, 1994 and 1993, respectively. The carrying value of $14.2 million and $7.6 million of financial instruments classified as other liabilities also approximates their fair values at December 31, 1994 and 1993, respectively. Fair value is determined using various methods including discounted cash flows and carrying value, as appropriate for the various financial instruments.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS





5. DISCLOSURE ABOUT DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS, Continued

       The assets of separate accounts providing a guaranteed return have a carrying value and a fair value of $820.4 million and $757.2 million, respectively, at December 31, 1994, compared to a carrying value of $949.7 million which approximates fair value at December 31, 1993. The liabilities of separate accounts providing a guaranteed return have a carrying value and a fair value of $808.2 million and $681.4 million, respectively, at December 31, 1994, compared to a carrying value of $942.7 million which approximates fair value at December 31, 1993.

       The carrying values of cash, short-term securities, and investment income accrued approximate their fair values.

6.     COMMITMENTS AND CONTINGENCIES

       Financial Instruments with Off-Balance-Sheet Risk

       See Note 5 for a discussion of financial instruments with off-balance-sheet risk.

       Litigation

       The Company is a defendant in various litigation matters. Although there can be no assurances, as of December 31, 1994, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.

7.     BENEFIT PLANS

       Pension Plans

       The Company participates in qualified and nonqualified, noncontributory defined benefit pension plans covering the majority of the Company's U.S. employees. Benefits for the qualified plan are based on an account balance formula. Under this formula, each employee's accrued benefit can be expressed as an account that is credited with amounts based upon the employee's pay, length of service and a specified interest rate, all subject to a minimum benefit level. This plan is funded in accordance with the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. For the nonqualified plan, contributions are based on benefits paid. The Company's share of net pension expense was not significant for 1994, 1993 or 1992.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS


7.    BENEFIT PLANS, Continued

      Other Benefit Plans

      In addition to pension benefits, the Company provides certain health care and life insurance benefits for retired employees through a plan sponsored by TIG. Covered employees may become eligible for these benefits if they reach retirement age while working for the Company. These retirees may elect certain prepaid health care benefit plans. Life insurance benefits generally are set at a fixed amount. The cost recognized by the Company for these benefits represents its allocated share of the total costs of the plan, net of employee contributions.

      In the third quarter of 1992, TIG adopted FAS 106 and elected to recognize the accumulated postretirement benefit obligation (i.e., the transition obligation) as a change in accounting principle retroactive to January 1, 1992. The Company's pretax share of the total cost of the plan for 1994, 1993 and 1992 was $140 thousand, $155 thousand and $1.9 million, respectively.

      The Merger resulted in a change in control of The Travelers Corporation as defined in the applicable plans, and provisions of some employee benefit plans secured existing compensation and benefit entitlements earned prior to the change in control, and provided a salary and benefit continuation floor for employees whose employment was affected. The costs related to these changes have been assumed by TIG.

      Savings, Investment and Stock Ownership Plan

      Under the savings, investment and stock ownership plan available to substantially all employees of TIG, the Company matches a portion of employee contributions. Effective April 1, 1993, the match decreased from 100% to 50% of an employee's first 5% contribution and a variable match based on TIG's profitability was added. The Company's matching obligation was $48 thousand, $94 thousand and $245 thousand in 1994, 1993 and 1992, respectively.

8.    RELATED PARTY TRANSACTIONS

      The principal banking functions for certain subsidiaries and affiliates of TIG, and salaries and expenses for TIG and its insurance subsidiaries, are handled by TIC. Settlements for these functions between TIC and its affiliates are made regularly. TIC provides various insurance coverages, principally life and health, to certain subsidiaries of TIG. The premiums for these coverages were charged in accordance with normal cost allocation procedures. In addition, investment advisory and management services, data processing services and claims processing services are provided by affiliated companies.

      TIG and its subsidiaries maintain short-term investment pools in which the Company participates. The positions of each company participating in the pools are calculated and adjusted daily. At December 31, 1994 and 1993, the pools totaled approximately $1.5 billion and $1.3 billion, respectively. The Company's share of the pools amounted to $44.5 million and $43.2 million at December 31, 1994 and 1993, respectively, and is included in short-term securities in the balance sheet.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS


8.    RELATED PARTY TRANSACTIONS, Continued

      Amounts due to parent and affiliates included in other liabilities at December 31, 1994 were $3.8 million. Amounts due from parent and affiliates included in other assets at December 31, 1993 were $13.5 million.

      Most leasing functions for TIG and its subsidiaries are handled by TIC. Leasing expenses are shared by the companies on a cost allocation method based generally on estimated usage by department.

9.    FEDERAL INCOME TAXES


      ---------------------------------------------------------------------------------------
      (in thousands)                                     1994   |        1993            1992
      ---------------------------------------------------------------------------------------
      Effective tax rate                                        |
                                                                |
      Income before federal                                     |
         income taxes                                $ 27,865   |  $   13,061       $  21,340
      ---------------------------------------------------------------------------------------
      Statutory tax rate                                   35%  |          35%             34%
      ---------------------------------------------------------------------------------------
                                                                |
      Expected federal income taxes                  $  9,753   |  $    4,571       $   7,256
      Tax effect of:                                            |
         Nontaxable investment income                     (90)  |         (85)            (83)
         Adjustments to benefit and other reserves       (117)  |      (4,705)          7,217
         Adjustment to deferred tax asset for                   |
            enacted change in tax rates from                    |
            34% to 35%                                      -   |        (255)              -
         Other                                             (6)  |         (74)          1,104
      ---------------------------------------------------------------------------------------
      Federal income taxes                           $  9,540   |  $     (548)      $  15,494
      ---------------------------------------------------------------------------------------
                                                                |
      Effective tax rate                                   34%  |          (4)%            73%
      ---------------------------------------------------------------------------------------
                                                                |
      Composition of federal income taxes                       |
      Current:                                                  |
         United States                               $  4,742   |  $   22,124       $  37,198
      ---------------------------------------------------------------------------------------
                                                                |
      Deferred:                                                 |
         United States                                  4,798   |     (22,672)        (21,704)
      ---------------------------------------------------------------------------------------
      Federal income taxes                           $  9,540   |  $     (548)      $  15,494
      ---------------------------------------------------------------------------------------

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS


9.    FEDERAL INCOME TAXES, Continued

      The net deferred tax assets at December 31, 1994 and 1993 were comprised of the tax effects of the temporary differences related to the following assets and liabilities:


      ------------------------------------------------------------------------------
      (in thousands)                                               1994         1993
      ------------------------------------------------------------------------------
      Deferred tax assets:
        Benefit, reinsurance and other reserves               $  70,729     $ 71,623
        Investments                                              30,908        3,521
        Investment income valuation reserve                           -        3,317
        Other                                                     2,766        1,616
      ------------------------------------------------------------------------------

          Total                                                 104,403       80,077
      ------------------------------------------------------------------------------

      Deferred tax liabilities:
        Value of insurance in force                               7,355            -
        Other                                                       663            -
      ------------------------------------------------------------------------------
          Total                                                   8,018            -
      ------------------------------------------------------------------------------


      Net deferred tax asset before valuation allowance          96,385       80,077
      Valuation allowance for deferred tax assets                (2,070)      (2,070)
      ------------------------------------------------------------------------------

      Net deferred tax asset after valuation allowance        $  94,315     $ 78,007
      ------------------------------------------------------------------------------

      Starting in 1994 and continuing for at least five years, TIC and its life insurance subsidiaries will file a consolidated federal income tax return. Federal income taxes are allocated to each member on a separate return basis adjusted for credits and other amounts required by the consolidation process. Any resulting liability will be paid currently to TIC. Any credits for losses will be paid by TIC to the extent that such credits are for tax benefits that have been utilized in the consolidated federal income tax return. The Company has no receivable for unreimbursed credits from its previous allocation agreement with the Travelers Corporation.

      A net deferred tax asset valuation allowance of $2.1 million has been established to reduce the net deferred tax asset on investment losses to the amount that, based upon available evidence, is more likely than not to be realized. Reversal of the valuation allowance is contingent upon the recognition of future capital gains in the Company's consolidated life insurance company federal income tax return through 1998, and the consolidated federal income tax return of The Travelers Inc. commencing in 1999 or a change in circumstances which causes the recognition of the benefits to become more likely than not. There was no net change in the valuation allowance during 1994. The initial recognition of any benefit provided produced by the reversal of the valuation allowance will be recognized by reducing goodwill.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS


9.    FEDERAL INCOME TAXES, Continued

      In management's judgment, the $94.3 million "net deferred tax asset after valuation allowance" as of December 31, 1994, is fully recoverable against expected future years' taxable ordinary income and capital gains. At December 31, 1994, the Company has no ordinary or capital loss carryforwards.

      The "policyholders surplus account", which arose under prior tax law, is generally that portion of the gain from operations that has not been subjected to tax, plus certain deductions. The balance of this account, which, under provisions of the Tax Reform Act of 1984, will not increase after 1983, is estimated to be $2.0 million. This amount has not been subjected to current income taxes but, under certain conditions that management considers to be remote, may become subject to income taxes in future years. At current rates, the maximum amount of such tax (for which no provision has been made in the financial statements) is approximately $700 thousand.

      See note 2 for a discussion of the implementation of new principles for accounting for income taxes.


10.   NET INVESTMENT INCOME

      -----------------------------------------------------------------------------------------
      (For the year ended December 31, in thousands)         1994   |       1993           1992
      -----------------------------------------------------------------------------------------
      Gross investment income                                       |
      -----------------------                                       |
      Fixed maturities                                   $ 44,569   |  $  39,400      $  34,429
      Equity securities                                       827   |        930          1,221
      Mortgage loans                                       17,178   |     25,258         37,846
      Real estate                                           6,299   |     19,028         20,640
      Other                                                 4,265   |     (4,273)        (1,371)
      -----------------------------------------------------------------------------------------
                                                           73,138   |     80,343         92,765
      -----------------------------------------------------------------------------------------
                                                                    |
      Investment expenses                                   7,045   |     22,299         28,853
      -----------------------------------------------------------------------------------------
      Net investment income                              $ 66,093   |  $  58,044      $  63,912
      -----------------------------------------------------------------------------------------

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS


11.   INVESTMENTS AND INVESTMENT GAINS (LOSSES)

      Realized investment gains (losses) for the periods were as follows:

      -----------------------------------------------------------------------------------------
      (For the year ended December 31, in thousands)          1994   |       1993          1992
      -----------------------------------------------------------------------------------------
      Realized                                                       |
                                                                     |
      Fixed maturities                                    $   (908)  |   $  8,659      $ (1,621)
      Equity securities                                      1,675   |      1,580         4,065
      Mortgage loans                                            36   |     (1,564)          823
      Real estate                                                -   |     (8,310)       (6,713)
      Other                                                 (2,877)  |     11,590        24,849
      -----------------------------------------------------------------------------------------
      Realized investment gains (losses)                  $ (2,074)  |   $ 11,955      $ 21,403
      -----------------------------------------------------------------------------------------

      Changes in net unrealized investment gains (losses) that are included as a separate component of shareholder's equity were as follow:

      -------------------------------------------------------------------------------------------
      (For the year ended December 31, in thousands)          1994   |        1993           1992
      -------------------------------------------------------------------------------------------
      Unrealized                                                     |
                                                                     |
      Fixed maturities                                   $ (65,205)  |   $ (20,059)      $ 20,730
      Equity securities                                        (27)  |      (1,389)         3,916
      Other                                                    (28)  |       8,524         (5,318)
      -------------------------------------------------------------------------------------------
                                                           (65,260)  |     (12,924)        19,328
      Related taxes                                        (22,841)  |      (3,445)         6,571
      -------------------------------------------------------------------------------------------
                                                                     |
      Net unrealized investment gains (losses)             (42,419)  |      (9,479)        12,757
      Balance beginning of year                              1,195          10,674   |     (2,083)
      -------------------------------------------------------------------------------------------
      Balance end of year                                $ (41,224)      $   1,195   |   $ 10,674
      -------------------------------------------------------------------------------------------


      The initial adoption of FAS 115 resulted in an increase of approximately $530 thousand (net of taxes) to net unrealized investment gains in 1994.

      Fixed Maturities

      Proceeds from sales of fixed maturities classified as available for sale were $41.7 million in 1994, resulting in gross realized gains of $869 thousand and gross realized losses of $1.9 million. There were no sales of fixed maturities classified as available for sale in 1993 or 1992 as, in conjunction with the Merger, all fixed maturities were first classified as "available for sale" effective December 31, 1993.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS


11.   INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued

      Prior to December 31, 1993, fixed maturities that were intended to be held to maturity were recorded at amortized cost and classified as held for investment. Proceeds from sales of such securities were $16.4 million and $5.1 million in 1993 and 1992, respectively. Gross gains of $617 thousand in 1993 and gross losses of $2.2 million in 1992 were realized on those sales.

      Prior to December 31, 1993, the carrying values of the trading portfolio fixed maturities were adjusted to market value as it was likely they would be sold prior to maturity. Sales of trading portfolio fixed maturities were $96.6 million and $39.0 million in 1993 and 1992, respectively. Gross gains of $12.4 million and $1.2 million in 1993 and 1992, respectively, were realized on those sales.

      The amortized cost and market values of investments in fixed maturities were as follows:

      ----------------------------------------------------------------------------------------
      December 31, 1994
      ----------------------------------------------------------------------------------------
                                                             Gross          Gross
                                           Amortized    unrealized     unrealized         Market
      (in thousands)                            cost         gains         losses          value
      ------------------------------------------------------------------------------------------
      Available for sale:
          Mortgage-backed securities -
             CMOs and pass through
             securities                    $  60,102       $    14       $  4,624      $  55,493
          U.S. Treasury securities
             and obligations of U.S.
             Government and
             government agencies
             and authorities                 188,043            25         24,301        163,767
          Obligations of states and
              political subdivisions           3,000             -            184          2,816
          Debt securities issued by
             foreign governments              20,076             -          2,157         17,919
          All other corporate bonds          352,197         1,140         35,055        318,280
          Redeemable preferred stock             929            13             76            867
      ------------------------------------------------------------------------------------------
          Total                            $ 624,347       $ 1,192       $ 66,397      $ 559,142
      ------------------------------------------------------------------------------------------

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS


11.   INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued

      --------------------------------------------------------------------------------------------
      December 31, 1993
      --------------------------------------------------------------------------------------------
                                                               Gross           Gross
                                             Carrying     unrealized      unrealized        Market
      (in thousands)                            value          gains          losses         value
      --------------------------------------------------------------------------------------------
      Available for sale:
          Mortgage-backed securities -
             CMOs and pass through
             securities                   $  63,241          $   462         $   709     $  62,994
          U.S. Treasury securities
             and obligations of U.S.
             Government and
             government agencies
             and authorities                 91,777              660             280        92,157
          Debt securities issued by
             foreign governments              9,211              179               -         9,390
          All other corporate bonds         320,748            3,485           3,004       321,229
          Redeemable preferred stock          1,218               24               2         1,240
      --------------------------------------------------------------------------------------------
          Total                           $ 486,195          $ 4,810         $ 3,995     $ 487,010
      --------------------------------------------------------------------------------------------


      The amortized cost and market value of fixed maturities available for sale at December 31, 1994, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

      -----------------------------------------------------------------------
      Maturity                                      Amortized          Market
      (in thousands)                                     Cost           value
      -----------------------------------------------------------------------
      Due in one year or less                       $   4,105       $   3,912
      Due after 1 year through 5 years                 35,433          32,495
      Due after 5 years through 10 years              110,446         102,555
      Due after 10 years                              414,261         364,687
      -----------------------------------------------------------------------
                                                      564,245         503,649
      Mortgage-backed securities                       60,102          55,493
      -----------------------------------------------------------------------
          Total                                     $ 624,347       $ 559,142
      -----------------------------------------------------------------------

      The Company makes significant investments in collateralized mortgage obligations (CMOs). CMOs typically have high credit quality, offer good liquidity, and provide a significant advantage in yield and total return compared to U.S. Treasury securities. The Company's investment strategy is to purchase CMO tranches which are protected against prepayment risk, primarily planned amortization class (PAC) tranches. Prepayment protected tranches are preferred because they provide stable cash flows in a variety of scenarios. The Company does invest in other types of CMO tranches if a careful assessment indicates a favorable risk/return tradeoff. The Company does not purchase residual interests in CMOs.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS


11.   INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued

      At December 31, 1994 and 1993, the Company held CMOs with a market value of $55.5 million and $63.0 million, respectively. Approximately 96% and 100% of the Company's CMO holdings are fully collateralized by GNMA, FNMA or FHLMC securities at December 31, 1994 and 1993, respectively. The majority of these are GNMA-backed securities. Virtually all of these securities are rated AAA.

      Equity Securities

      The cost and market values of investments in equity securities were as follows:

      ------------------------------------------------------------------------------------------
      December 31, 1994
      ------------------------------------------------------------------------------------------
                                                              Gross         Gross
                                                         unrealized    unrealized         Market
      (in thousands)                             Cost         gains        losses          value
      ------------------------------------------------------------------------------------------
      Common stocks                          $  6,141       $ 3,177        $  654       $  8,664

      Nonredeemable preferred stocks            8,111             7           718          7,400

      ------------------------------------------------------------------------------------------
         Total                               $ 14,252       $ 3,184        $ 1,372      $ 16,064
      ------------------------------------------------------------------------------------------

      December 31, 1993
      ------------------------------------------------------------------------------------------

      Common stocks                          $ 11,061       $ 1,779        $   199      $ 12,641

      Nonredeemable preferred stocks           11,766           260              1        12,025

      ------------------------------------------------------------------------------------------
         Total                               $ 22,827       $ 2,039        $   200      $ 24,666
      ------------------------------------------------------------------------------------------

      Proceeds from sales of equity securities were $9.4 million in 1994, resulting in gross realized gains of $2.8 million and gross realized losses of $369 thousand.

      Mortgage loans and real estate held for sale

      Underperforming assets include delinquent mortgage loans, loans in the process of foreclosure, foreclosed loans and loans modified at interest rates below market. The Company continues its strategy, adopted in conjunction with the Merger, to dispose of these real estate assets and some of the mortgage loans and to reinvest the proceeds to obtain current market yields.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS


11.   INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued

      At December 31, 1994 and 1993, the Company's mortgage loan and real estate portfolios consisted of the following:

      ---------------------------------------------------------------------------
      (in thousands)                                          1994           1993
      ---------------------------------------------------------------------------
      Current mortgage loans                             $ 134,868      $ 213,110
      Underperforming mortgage loans                        17,491         33,855
      ---------------------------------------------------------------------------
             Total mortgage loans                          152,359        246,965
      ---------------------------------------------------------------------------

      Real estate held for sale                              6,810         30,983
      ---------------------------------------------------------------------------
             Total mortgage loans and real estate        $ 159,169      $ 277,948
      ---------------------------------------------------------------------------


      Aggregate annual maturities on mortgage loans at December 31, 1994 are as follows:

      ----------------------------------------------------
      (in thousands)
      ----------------------------------------------------
      Past maturity                              $   4,567
      1995                                          13,278
      1996                                          26,317
      1997                                           9,473
      1998                                          24,000
      1999                                           7,759
      Thereafter                                    66,965
      ----------------------------------------------------
          Total                                  $ 152,359
      ----------------------------------------------------

      Concentrations

      At December 31, 1994 and 1993, the Company had no concentration of credit risk in a single investee exceeding 10% of shareholder's equity.

      The Company participates in a short-term investment pool maintained by TIG and its subsidiaries. This pool is discussed in note 8.

      Included in fixed maturities are below investment grade assets totaling $51.1 million and $78.0 million at December 31, 1994 and 1993, respectively. The Company defines its below investment grade assets as those securities rated "Ba1" or below by external rating agencies, or the equivalent by internal analysts when a public rating does not exist.
      Such assets include publicly traded below investment grade bonds, highly leveraged transactions and certain other privately issued bonds that are classified as below investment grade loans.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS


11.   INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued

       The Company also has significant concentrations of investments in the following industries:

      --------------------------------------------------------------------------
      (in thousands)                                        1994            1993
      --------------------------------------------------------------------------
      Banking                                           $ 42,191         $43,856
      Oil and gas                                         39,749          39,348
      Transportation                                      38,523          23,577
      Chemical manufacturing                              27,326          27,155
      --------------------------------------------------------------------------

      Below investment grade assets included in the totals of the previous table are as follows:

      --------------------------------------------------------------------------
      (in thousands)                                      1994              1993
      --------------------------------------------------------------------------
      Banking                                          $ 5,124           $ 5,104
      Oil and gas                                        4,002             2,822
      Transportation                                     2,678             6,488
      --------------------------------------------------------------------------

      At December 31, 1994 and 1993, significant concentrations of mortgage loans were for properties located in highly populated areas in the states listed below:

      --------------------------------------------------------------------------
      (in thousands)                                       1994             1993
      --------------------------------------------------------------------------
      New York                                         $ 23,710         $ 22,904
      Arizona                                            21,074           36,708
      Florida                                            19,638           23,073
      California                                         18,636           53,373
      West Virginia                                      15,106           15,924
      Texas                                              12,077           21,119
      --------------------------------------------------------------------------

      Other mortgage loan investments are fairly evenly dispersed throughout the United States, with no holdings in any state exceeding $9.3 million and $8.8 million at December 31, 1994 and 1993, respectively.

      Concentrations of mortgage loans by property type at December 31, 1994 and 1993 are shown below:

      --------------------------------------------------------------------------
      (in thousands)                                       1994             1993
      --------------------------------------------------------------------------
      Office                                           $ 40,559         $ 47,456
      Agricultural                                       32,890           49,851
      Retail                                             31,712           48,125
      Apartment                                          16,108           67,882
      --------------------------------------------------------------------------

      The Company monitors creditworthiness of counterparties to all financial instruments by using controls that include credit approvals, limits and other monitoring procedures. Collateral for fixed maturities often includes pledges of assets, including stock and other assets, guarantees and letters of credit. The Company's underwriting standards with respect to new mortgage loans generally require loan to value ratios of 75% or less at the time of mortgage origination.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS


11.   INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued

      Investment Valuation Reserves

      At December 31, 1993 and 1992, total investment valuation reserves, which are deducted from the applicable investment carrying values in the balance sheet, were as follows:

      -------------------------------------------------------------------------------------------
      (in thousands)                                           1994   |        1993          1992
      -------------------------------------------------------------------------------------------
      Beginning of year                                     $     -   |   $   41,443     $ 28,535
      Increase                                                    -   |        8,355       12,548
      Impairments, net of gains/recoveries                        -   |       (6,887)         360
      Purchase accounting adjustment                              -   |      (42,911)           -
      -------------------------------------------------------------------------------------------
      End of year                                           $     -       $       -    | $ 41,443
      -------------------------------------------------------------------------------------------

      At December 31, 1992, investment valuation reserves were comprised of $28.9 million for mortgage loans and $12.5 million for real estate. Increases in the investment valuation reserves were reflected as realized investment losses.

      Nonincome Producing

      Investments included in the balance sheets that were nonincome producing for the preceding 12 months were as follows:

      --------------------------------------------------------------------------
      (in thousands)                                      1994              1993
      --------------------------------------------------------------------------
      Mortgage loans                                     $ 444           $ 1,408
      Fixed maturities                                      90             1,537
      Real estate                                            -             4,925
      --------------------------------------------------------------------------
      Total                                              $ 534           $ 7,870
      --------------------------------------------------------------------------

      Restructured

      The Company has mortgage loan and debt securities which were restructured at below market terms totaling approximately $17.4 million and $30.7 million at December 31, 1994 and 1993, respectively. At December 31, 1993, the Company's restructured assets were recorded at purchase accounting value. The new terms typically defer a portion of contract interest payments to varying future periods. The accrual of interest is suspended on all restructured assets, and interest income is reported only as payment is received. Gross interest income on restructured assets that would have been recorded in accordance with the original terms of such assets amounted to $5.2 million in 1994 and $3.1 million in 1993. Interest on these assets, included in net investment income, aggregated $1.4 million in 1994 and $471 thousand in 1993.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS


12.   RECONCILIATION OF NET INCOME TO NET CASH
      PROVIDED BY OPERATING ACTIVITIES

      The following table reconciles net income to net cash provided by operating activities:

      -------------------------------------------------------------------------------------------------
      (For the year ended December 31, in thousands)              1994    |        1993            1992
      -------------------------------------------------------------------------------------------------
      Net income                                             $  18,325    |  $   13,609      $    8,869
         Reconciling adjustments                                          |
           Trading account investments,                                   |
              (purchases) sales, net                                 -    |      35,093         (18,341)
           Realized gains (losses)                               2,074    |     (11,955)        (21,403)
           Investment income accrued                             1,085    |      (9,607)            708
           Deferred federal income taxes                         4,798    |     (22,672)        (21,704)
           Cumulative effects of changes in                               |
              accounting principles                                  -    |           -          (3,023)
           Insurance reserves and accrued expenses             (16,062)   |      80,238           3,512
           Other, including investment valuation reserves       (2,643)   |     (80,398)        (20,694)
       ------------------------------------------------------------------------------------------------
                                                                          |
         Net cash provided by (used in)                                   |
             operating activities                            $   7,577    |  $    4,308      $  (72,076)
       ------------------------------------------------------------------------------------------------


13.   NONCASH INVESTING AND FINANCING ACTIVITIES

      Significant noncash investing and financing activities include: a) the 1994 transfer of $5.6 million of mortgage loans from one of the Company's separate accounts to the general account; b) changes in investment valuation reserves in 1993 and 1992 for mortgage loans and/or investment real estate (see note 11); c) acquisition of real estate through foreclosures of mortgage loans amounting to $10.3 million, $7.7 million and $8.1 million in 1994, 1993 and 1992, respectively.

                    THE TRAVELERS LIFE AND ANNUITY COMPANY

                          GLOSSARY OF INSURANCE TERMS


      ANNUITY - A contract that pays a periodic income benefit for the life of a person (the annuitant), the lives of two or more persons or for a specified period of time.

      ASSUMED REINSURANCE - Business received as reinsurance from another company. See "Reinsurance".

      ASSUMPTION REINSURANCE - A transaction whereby the ceding company transfers its entire obligation under the policy to the reinsurer, who becomes directly liable to the policyholder in all respects, including collecting premiums and paying benefits. See "Reinsurance."

      CEDED REINSURANCE - Risks transferred to another company as reinsurance. See "Reinsurance".

      CLAIM - Request by an insured for indemnification by an insurance company for loss incurred from an insured peril.

      CONTRACTHOLDER FUNDS - Receipts from the issuance of universal life, pension investment and certain individual annuity contracts. Such receipts are considered deposits on investment contracts that do not have substantial mortality or morbidity risks.

      DEFERRED ACQUISITION COSTS - Commissions and other selling expenses which vary with and are directly related to the production of business. These acquisition costs are deferred and amortized to achieve a matching of revenues and expenses when reported in financial statements prepared in conformity with GAAP.

      DEFINED BENEFIT PLANS - Type of pension plan under which benefits are fixed in advance by formula, and contributions vary.

      DEPOSITS AND OTHER CONSIDERATIONS - Consist of cash value deposits and charges for mortality risk and expenses associated with universal life insurance, annuities and group pensions.

      FIDUCIARY ACCOUNTS - Accounts held on behalf of others.

      GENERAL ACCOUNT - All of an insurer's assets other than those allocated to separate accounts.

      GUARANTEED INVESTMENT CONTRACTS (GICs) - Group contracts sold to pension plans, profit sharing plans and funding agreements that guarantee a stated interest rate for a specified period of time.

      INDEMNITY REINSURANCE - A transaction whereby the reinsurer agrees to indemnify the ceding company against all or part of the loss that the latter may sustain under the policies it issued that are being reinsured. The ceding company remains primarily liable as the direct insurer on all risks ceded. See "Reinsurance."

      INSURANCE - Mechanism for contractually shifting burdens of a number of risks by pooling them.

                    THE TRAVELERS LIFE AND ANNUITY COMPANY


      LIFE CONTINGENCIES - Contingencies affecting the duration of life of an individual or a group of individuals.

      LONG-TERM CARE - Coverage for extended stays in a nursing home or home health services.

      MORBIDITY - The rate at which people become diseased, mentally or physically, or physically impaired.

      MORTALITY - The rate at which people die.

      POLICY LOAN - A loan made by an insurance company to a policyholder on the security of the cash value of the policy. Policy loans offset benefits payable to policyholders.

      REINSURANCE - The acceptance by one or more insurers, called reinsurers, of all or a portion of the risk underwritten by another insurer who has directly written the coverage. However, the legal rights of the insured generally are not affected by the reinsurance transaction and the insurance enterprise issuing the insurance contract remains liable to the insured for payment of policy benefits.

      RETENTION - The amount of exposure an insurance company retains on any one risk or group of risks.

      SEPARATE ACCOUNTS - Funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholders. The assets of these separate accounts are legally segregated and not subject to claims that arise out of any other business of the insurance company.

      STATUTORY ACCOUNTING PRACTICES - Those accounting practices prescribed or permitted by the National Association of Insurance Commissioners or an insurer's domicilary state insurance regulator for purposes of financial reporting to regulators.

      STATUTORY CAPITAL AND SURPLUS - The excess of statutory admitted assets over statutory liabilities as shown on an insurer's statutory financial statements.

      STRUCTURED SETTLEMENTS - Periodic payments to an injured person or survivor for a determined number of years or for life, typically in settlement of a claim under a liability policy.

      SURRENDER VALUE - The amount of money, usually the legal reserve under the policy, less sometimes a surrender charge, which an insurance company will pay to a policyholder who cancels a policy. This value may be used as collateral for a loan.

      UNDERWRITING - The assumption of risk for designated loss or damage in consideration of receiving a premium. Also includes the process of examining, accepting or rejecting insurance risks, and determining the proper premium.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-Q

          X     QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
         ---           THE SECURITIES EXCHANGE ACT OF 1934

                  For the quarterly period ended June 30, 1995

                                       OR

              TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
        ---            THE SECURITIES EXCHANGE ACT OF 1934

       For the transition period from __________ to __________


                            _________________________

                         Commission file number 33-58131

                            _________________________


                     THE TRAVELERS LIFE AND ANNUITY COMPANY
             (exact name of registrant as specified in its charter)

        CONNECTICUT                                             06-0904249
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                               Identification No.)


                  ONE TOWER SQUARE, HARTFORD, CONNECTICUT 06183
               (Address of principal executive offices) (Zip Code)

                                 (203) 277-0111
              (Registrant's telephone number, including area code)

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                          Yes              No      X
                              -----------      -----------

     As of August 11, 1995, there were outstanding 30,000 shares of common stock, par value $100, of the Registrant, all of which were owned by The Travelers Insurance Company, an indirect subsidiary of Travelers Group Inc.

                            REDUCED DISCLOSURE FORMAT

     The registrant meets the conditions set forth in General Instruction H(1)(a) and (b) of Form 10-Q and is therefore filing this Form 10-Q with the reduced disclosure format.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                                    FORM 10-Q
                       For the Quarter Ended June 30, 1995

                                Table of Contents


PART I - FINANCIAL INFORMATION                                                                                           Page
                                                                                                                         ----
Item 1.  Financial Statements

Condensed Statement of Operations and Retained Earnings for the Quarter and
Six Months Ended June 30, 1995 and 1994 (unaudited) .......................................................................3

Condensed Balance Sheet as of June 30, 1995 (unaudited) and
December 31, 1994..........................................................................................................4

Condensed Statement of Cash Flows for the
Six Months Ended June 30, 1995 and 1994 (unaudited)........................................................................5

Notes to Condensed Financial Statements (unaudited)........................................................................6

Item 2.  Management's Discussion and Analysis of Financial
Condition and Results of Operations  ......................................................................................7


PART II - OTHER INFORMATION

Item 6.  Exhibits and Reports on Form 8-K .................................................................................9


SIGNATURES ................................................................................................................10

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
       CONDENSED STATEMENT OF OPERATIONS AND RETAINED EARNINGS (Unaudited)
                                 (in thousands)


                                                        Quarter Ended                Six Months Ended
                                                          June 30,                        June 30,
                                                    ---------------------          ----------------------
                                                    1995             1994          1995              1994
                                                    ----             ----          ----              ----

REVENUES

Premiums                                          $    212       $    338        $    291        $   3,330
Net investment income                               15,582         16,550          31,451           31,222
Realized investment gains (losses)                     944            176          (4,675)             (25)
Other                                                4,058          3,877           7,749            7,568
                                                  --------       --------        --------         --------
                                                    20,796         20,941          34,816           42,095
                                                  --------       --------        --------         --------

BENEFITS AND EXPENSES

Current and future insurance benefits               13,452         13,700          26,782           31,755
Amortization of value of insurance in force            312           --               625             --
General and administrative expenses                    668            599           1,342            1,365
                                                  --------       --------        --------         --------
                                                    14,432         14,299          28,749           33,120
                                                  --------       --------        --------         --------

Income before federal income taxes                   6,364          6,642           6,067            8,975

Federal income taxes                                 2,202          2,307           2,075            3,107
                                                  --------       --------        --------         --------

Net income                                           4,162          4,335           3,992            5,868
Retained earnings beginning of period              128,820        112,198         128,990          110,665
                                                  --------       --------        --------         --------
Retained earnings end of period                   $132,982       $116,533        $132,982         $116,533
                                                  ========       ========        ========         ========


                  See notes to condensed financial statements.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                             CONDENSED BALANCE SHEET
                                 (in thousands)

                                                                  June 30,                      December 31,
                                                                    1995                            1994
                                                                 ----------                     ------------
                                                                (Unaudited)

ASSETS

Investments                                                      $  901,898                     $  851,037
Separate accounts                                                   826,571                        820,384
Deferred federal income taxes                                        61,205                         94,315
Other assets                                                         44,204                         35,633
                                                                 ----------                     ----------
    Total assets                                                 $1,833,878                     $1,801,369
                                                                  =========                     ==========

LIABILITIES

Future policy benefits                                           $  680,618                     $  691,108
Separate accounts                                                   811,272                        808,181
Other liabilities                                                    21,763                         43,960
                                                                 ----------                     ----------
    Total liabilities                                             1,513,653                      1,543,249
                                                                 ----------                     ----------

SHAREHOLDER'S EQUITY

Capital stock, par value $100; 100,000
    shares authorized, 30,000 issued and outstanding                  3,000                          3,000
Additional paid-in capital                                          167,356                        167,354
Unrealized investment gains (losses), net of taxes                   16,887                        (41,224)
Retained earnings                                                   132,982                        128,990
                                                                 ----------                     ----------
    Total shareholder's equity                                      320,225                        258,120
                                                                 ----------                     ----------

    Total liabilities and shareholder's equity                   $1,833,878                     $1,801,369
                                                                 ==========                     ==========


                  See notes to condensed financial statements.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                  CONDENSED STATEMENT OF CASH FLOWS (Unaudited)
                           INCREASE (DECREASE) IN CASH
                                 (in thousands)


                                                                                                    Six Months Ended
                                                                                                          June 30,
                                                                                                    ---------------------
                                                                                                    1995             1994
                                                                                                    ----             ----

Net cash provided by (used in) operating activities                                              $ (40,891)        $  8,357
                                                                                                 ----------        --------

Cash flows from investing activities
    Investment repayments
       Fixed maturities                                                                              3,579           15,921
       Mortgage loans                                                                               10,234           40,411
    Proceeds from sales of investments, including real estate held for sale
       Fixed maturities                                                                            124,442            4,775
       Equity securities                                                                             4,879            2,943
       Mortgage loans                                                                                2,081                -
       Real estate held for sale                                                                         -           12,369
    Investments in
       Fixed maturities                                                                            (90,834)        (102,554)
       Equity securities                                                                               (71)             (86)
    Short-term securities, (purchases) sales, net                                                  (11,100)           7,803
    Other investments, net                                                                          (2,824)           3,433
    Securities transactions in course of settlement                                                    210            7,404
                                                                                                ----------        ---------
       Net cash provided by (used in) investing activities                                          40,596           (7,581)
                                                                                                ----------        ----------

Net increase (decrease) in cash                                                                       (295)             776

Cash at beginning of period                                                                            296                -
                                                                                                ----------        ---------
Cash at end of period                                                                           $        1        $     776
                                                                                                ==========        =========

Supplemental disclosure of cash flow information
    Income taxes paid                                                                           $   37,510        $     162
                                                                                                ==========        =========


                  See notes to condensed financial statements.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
               Notes to Condensed Financial Statements (Unaudited)

                                  June 30, 1995


1.   General

    The interim financial statements of The Travelers Life and Annuity Company (the Company), a wholly owned subsidiary of The Travelers Insurance Company (an indirect, wholly owned subsidiary of Travelers Group Inc.), have been prepared in conformity with generally accepted accounting principles (GAAP) and are unaudited. They reflect all adjustments (none of which were other than normal recurring adjustments) necessary, in the opinion of management, for a fair statement of results for the periods reported. The accompanying condensed financial statements should be read in conjunction with the audited financial statements and related notes for the year ended December 31, 1994 included in the Company's Form S-2 registration statement filed July 11, 1995 (File No. 33-58677).

    Certain financial information that is normally included in financial statements prepared in accordance with GAAP but is not required for interim reporting purposes has been condensed or omitted.

2.  Changes in Accounting Principles

    Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan", and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," which describe how impaired loans should be measured when determining the amount of a loan loss accrual. These statements amended existing guidance on the measurement of restructured loans in a troubled debt restructuring involving a modification of terms. Their adoption did not have a material impact on the Company's financial condition, results of operations or liquidity.

3.  Commitments and Contingencies

    The Company's TTM Modified Guaranteed Annuity Contracts are subject to a limited guarantee agreement by The Travelers Insurance Company in a principal amount of up to $100 million. The obligation of The Travelers Insurance Company is to pay in full to any owner or beneficiary of the TTM Modified Guaranteed Annuity Contracts principal and interest as and when due under the annuity contract to the extent that the Company fails to make such payment.

    The Company is a defendant in various litigation matters. Although there can be no assurances, as of June 30, 1995, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's narrative analysis of the results of operations is presented in lieu of Management's Discussion and Analysis of Financial Condition and Results of Operations, pursuant to General Instruction H(2)(a) of Form 10-Q.

The Travelers Life and Annuity Company (the Company) primarily writes single premium group annuity close-out contracts and individual structured settlement annuities. The single premium group annuity contracts are typically purchased by employer-sponsored pension plans upon termination of the plan, asset reversion or other significant plan changes. As a result, sales activity can vary significantly from period to period.

The individual structured settlement contracts are purchased by an affiliate, The Travelers Indemnity Company, in connection with the settlement of certain of its policyholder obligations. All structured settlement contracts are issued through a separate account of the Company. Accordingly, the Company's other revenues include structured settlement policyholder revenues net of the related benefits and expenses.

The Company also writes a small amount of individual life insurance, which is fully reinsured with The Travelers Insurance Company (the Company's parent).

SIX MONTHS ENDED JUNE 30, 1995 AND 1994

Net income for the six months ended June 30, 1995 was $4.0 million, compared to $5.9 million for the same period in 1994. Excluding realized losses, operating earnings increased from $5.9 million in the six months ended June 30, 1994 to $7.0 million in the six months ended June 30, 1995, reflecting an increase in retained investment margin and a reduction in current and future insurance benefits.

Premiums and deposits amounted to $19.4 million for the six months ended June 30, 1995, a 24% decrease compared to the same period for 1994, reflecting a decline in single premium group annuities and a small decline in structured settlement sales. (Deposits relate to separate account receipts, and are thus excluded from revenue).

Policyholder benefit reserves, including separate accounts, aggregated $1.5 billion at June 30, 1995, down from $1.6 billion at June 30, 1994 primarily as a result of an $82.0 million decrease in separate account liabilities.

INSURANCE REGULATIONS

Risk-based capital requirements are used as early warning tools by the National Association of Insurance Commissioners and the states to identify companies that merit further regulatory action. At June 30, 1995, the Company had adjusted capital in excess of amounts requiring any regulatory action.

The Company is subject to various regulatory restrictions that limit the maximum amount of dividends available to its parent without prior approval of insurance regulatory authorities in the state of domicile. No statutory surplus is available in 1995 for dividends to the Company's shareholder without prior approval of the Connecticut Insurance Department.

ACCOUNTING STANDARDS NOT YET ADOPTED

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, Accounting for Long-Lived Assets and for Long-Lived Assets to be Disposed Of (FAS 121). This statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. This statement requires write down to fair value when long-lived assets to be held and used are impaired. The statement also requires long-lived assets to be disposed of (e.g., real estate held for sale) to be carried at the lower of cost or fair value less cost to sell and does not allow such assets to be depreciated. This statement will be effective for 1996 financial statements, although earlier adoption is permissible. The Company has not yet determined when it will adopt FAS 121; however, the impact is not expected to be material to its results of operations, financial condition or liquidity.

                           PART II - OTHER INFORMATION


Item 6. Exhibits and Reports on Form 8-K

(a)  Exhibits.

Exhibit
No.                        Description                                                           Filing Method
---                        -----------                                                           -------------

3.    Articles of Incorporation and By-laws

          a. Charter of The Travelers Life and Annuity Company (the "Company"), as amended on April 10, 1990, incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form N-4, File
             No. 33-58131, filed on March 17, 1995.

          b. By-laws of the Company as amended October 20, 1994, incorporated herein by reference to Exhibit 6(b) to the Registration Statement on Form N-4, File No. 33-58131, filed on March 17, 1995.


27.          Financial Data Schedule                                                             Electronic


(b)  Reports on Form 8-K.

No reports on Form 8-K have been filed by the Company during the quarter ended June 30, 1995.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                   THE TRAVELERS LIFE AND ANNUITY COMPANY
                                   --------------------------------------
                                                (Registrant)


Date     August 14, 1995           /s/ Jay S. Fishman
     -------------------           --------------------------------------
                                   Jay S. Fishman
                                   Chief Financial Officer


Date     August 14, 1995           /s/ Christine B. Mead
     -------------------           --------------------------------------
                                   Christine B. Mead
                                   Vice President - Finance
                                   and Controller

                                    VINTAGE

                      STATEMENT OF ADDITIONAL INFORMATION



                      Individual Variable Annuity Contract
                                   issued by



                     The Travelers Life and Annuity Company
                                One Tower Square
                          Hartford, Connecticut 06183



L-12540S                                                         September, 1995

                                     PART C

                               Other Information
                               -----------------

Item 24.  Financial Statements and Exhibits

(a) The audited financial statements of The Travelers Life and Annuity Company and the Reports of Independent Accountants are contained in the Statement of Additional Information. The financial statements of The Travelers Life and Annuity Company include:

         Statement of Operations and Retained Earnings for the years ended December 31, 1994, 1993 and 1992
         Balance Sheet as of December 31, 1994 and 1993
         Statement of Cash Flows for the years ended December 31, 1994, 1993 and 1992
         Notes to Financial Statements

     The unaudited interim financial statements of The Travelers Life and Annuity Company are contained in the Statement of Additional Information. These financial statements include:

         Condensed Statement of Operations and Retained Earnings for the six months ended June 30, 1995
         Condensed Balance Sheet as of June 30, 1995
         Condensed Statement of Cash Flows for the six months ended June 30,
         1995

         Notes to Condensed Financial Statements

     Financial statements of the Registrant will not be provided since the Registrant will have no assets as of the effective date of the Registration Statement.

(b)  Exhibits

     1. Resolution of The Travelers Life and Annuity Company Board of Directors authorizing the establishment of the Registrant. (Incorporated herein by reference to Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on March 17, 1995.)

     2.    Not Applicable.

     3. Distribution and Management Agreement among the Registrant, The Travelers Life and Annuity Company and Tower Square Securities, Inc.

     4. Variable Annuity Contracts. (Incorporated herein by reference to Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on March 17, 1995.)

     5.    Application.

     6(a). Charter of The Travelers Life and Annuity Company, as amended on
           April 10, 1990. (Incorporated herein by reference to Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on March 17, 1995.)

     6(b). By-Laws of The Travelers Life and Annuity Company, as amended on
           October 20, 1994. (Incorporated herein by reference to Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on March 17, 1995.)


     7.     None.

     8.     None.

     9. Opinion of Counsel as to the legality of securities being registered. (Incorporated herein by reference to Registration
            Statement on Form N-4, File No. 33-58131, filed via Edgar on
            March 17, 1995.)

  10(a).    Consent of Coopers & Lybrand L.L.P., Independent Certified Public
            Accountants, to the inclusion in this Form N-4 of their report on the financial statements of The Travelers Life and Annuity Company contained in Part B of this Registration Statement.

  10(b).    Consent of KPMG Peat Marwick LLP, Independent Certified Public
            Accountants, to the inclusion in this Form N-4 of their report on the financial statements of The Travelers Life and Annuity Company contained in Part B of this Registration Statement.

     11.    None.

     12.    None.

     13.    Schedule for computation of each performance quotation.
            (Incorporated herein by reference to Registration Statement on Form N-4, File No. 33-73466, filed via Edgar on April 27, 1995.)

     14.    Representation concerning reliance upon No-Action Letter IP-6-88.
            (Incorporated herein by reference to Registration Statement on Form
            N-4, File No. 33-58131, filed via Edgar on March 17, 1995.)

  15(a). Powers of Attorney authorizing Jay S. Fishman or Ernest J. Wright as signatory for Donald T. DeCarlo and Christine B. Mead.

  15(b). Powers of Attorney authorizing Jay S. Fishman or Ernest J. Wright as a signatory for Michael A. Carpenter, Robert I. Lipp, Charles O.
            Prince III, Marc P. Weill, and Irwin R. Ettinger. (Incorporated herein by reference to Registration Statement on Form N-4, File No.
            33-58131, filed via Edgar on March 17, 1995.)

     27.    Financial Data Schedule. (Incorporated herein by reference to
            Exhibit 27 to Form 10-Q for the quarter ended June 30, 1995, File
            No. 33-58131, filed on August 14, 1995.)

Item 25.  Directors and Officers of the Depositor
          ---------------------------------------

Name and Principal                  Positions and Offices
Business Address                    with Depositor
----------------                    ------------------------

Michael A. Carpenter*               Director and Chairman

Robert I. Lipp*                     Director

Jay S. Fishman*                     Director and Chief Financial Officer

Charles O. Prince, III**             Director

Marc P. Weill**                     Director and Chief Investment Officer

Irwin R. Ettinger**                 Director

Donald T. DeCarlo*                  Director, General Counsel and Secretary

Robert E. Evans*                    President

Stuart Baritz*                      Senior Vice President

Jay S. Benet*                       Senior Vice President

Russell H. Johnson                  Senior Vice President

Christine B. Mead*                  Vice President and Controller

William H. White*                   Vice President and Treasurer

Ian R. Stuart*                      Vice President and Financial Officer

Kathleen M. D'Auria*                Vice President

Elizabeth C. Georgakopoulous*       Vice President

Charles N. Vest*                    Vice President and Actuary

Robert Hamilton*                    Second Vice President

Bethann C. Maas*                    Second Vice President

Kyle Rotherie*                      Second Vice President

Ernest J. Wright*                   Assistant Secretary

Kathleen A. McGah*                  Assistant Secretary

Principal Business Address:
     *  The Travelers Life and Annuity Company      **  Travelers Group Inc.
        One Tower Square                                388 Greenwich Street
        Hartford, Connecticut 06183                     New York, New York 10013

Item 26.  Persons Controlled by or Under Common Control with the Depositor.


              OWNERSHIP OF THE TRAVELERS LIFE AND ANNUITY COMPANY

Company                                    State of Organization   Ownership    Principal Business
-------                                    ---------------------   ---------    ------------------
The Travelers Inc.                                Delaware        Publicly Held    --------------
  Associated Madison Companies Inc.               Delaware           100.00        --------------
    The Travelers Insurance Group, Inc.           Connecticut        100.00        --------------
      The Travelers Insurance Company             Connecticut        100.00           Insurance
        The Travelers Life and Annuity Company    Connecticut        100.00           Insurance

-------------------------------------------------------------------------------
              PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH
                    THE TRAVELERS LIFE AND ANNUITY COMPANY

                                                                                       % of Voting
                                                                                       Securities
                                                                                     Owned Directly
                                                        State of                    or Indirectly by
                                                        Organization               The Travelers, Inc.   Principal Business
                                                        ------------               -------------------   ------------------
AC Health Ventures, Inc.                                Delaware                          100.00         Inactive
 AMCO Biotech, Inc.                                     Delaware                          100.00         Inactive
 Associated Madison Companies, Inc.                     Delaware                          100.00         Holding company.
  American National Life Insurance (T & C), Ltd.        Turks and Caicos Islands          100.00         Insurance
  ERISA Corporation                                     New York                          100.00         Inactive
  Mid-America Insurance Services, Inc.                  Georgia                           100.00         Third party administrator
  National Marketing Corporation                        Pennsylvania                      100.00         Inactive
  PFS Custodial Services, Inc.                          Georgia                           100.00         General partner
  PFS Distributors, Inc.                                Georgia                           100.00         General partner
  PFS Investments Inc.                                  Georgia                           100.00         Broker dealer
  PFS Services, Inc.                                    Georgia                           100.00         General partner

                                                                                       % of Voting
                                                                                       Securities
                                                                                     Owned Directly
                                                        State of                    or Indirectly by
                                                        Organization               The Travelers, Inc.  Principal Business
                                                        ------------               -------------------  ------------------
  Primerica Finance Corporation                         Delaware                          100.00        Holding company
   American Capital Custodial Services, Inc.            Delaware                          100.00        Limited partner
   American Capital T.A., Inc.                          Delaware                          100.00        Joint venture partner
  Primerica Financial Services Home Mortgages, Inc.     Georgia                           100.00        Mortgage loan broker
  Primerica Financial Services, Inc.                    Nevada                            100.00        General agency
   Primerica Financial Services Agency of New
    York, Inc.                                          New York                          100.00        General agency licensing
   Primerica Financial Services Insurance
    Marketing of Connecticut, Inc.                      Connecticut                       100.00        General agency licensing
   Primerica Financial Services Insurance
    Marketing of Idaho, Inc.                            Idaho                             100.00        General agency licensing
   Primerica Financial Services Insurance
    Marketing of Nevada, Inc.                           Nevada                            100.00        General agency licensing
   Primerica Financial Services Insurance
    Marketing of Pennsylvania, Inc.                     Pennsylvania                      100.00        General agency licensing
   Primerica Financial Services Insurance
    Marketing of the Virgin Islands, Inc.               United States Virgin Islands      100.00        General agency licensing
   Primerica Financial Services Insurance
    Marketing of Wyoming, Inc.                          Wyoming                           100.00        General agency licensing
   Primerica Financial Services Insurance
    Marketing, Inc.                                     Delaware                          100.00        General agency licensing
   Primerica Financial Services of Alabama, Inc.        Alabama                           100.00        General agency licensing
   Primerica Financial Services of New Mexico, Inc.     New Mexico                        100.00        General agency licensing
   Primerica Insurance Agency of Massachusetts, Inc.    Massachusetts                     100.00        General agency licensing
   Primerica Insurance Marketing Services of
    Puerto Rico, Inc.                                   Puerto Rico                       100.00        Insurance agency
   Primerica Insurance Services of Louisiana, Inc.      Louisiana                         100.00        General agency licensing
   Primerica Insurance Services of Maryland, Inc.       Maryland                          100.00        General agency licensing
  Primerica Services, Inc.                              Georgia                           100.00        Print operations
  RCM Acquisition Inc.                                  Delaware                          100.00        Investments
  SCN Acquisitions Company                              Delaware                          100.00        Investments
  SL&H Reinsurance, Ltd.                                Turks and Caicos Islands          100.00        Reinsurance
   Southwest Service Agreements, Inc.                   North Carolina                    100.00        Warranty/service agreements
  Southwest Warranty Corporation                        Florida                           100.00        Extended automobile warranty
  The Travelers Insurance Group Inc.                    Connecticut                       100.00        Holding company
   Harbour Associates I, Inc.                           Delaware                          100.00        Real estate holding
    Deer Run II, Inc.                                   Delaware                          100.00        Real estate holding
    Net & Twine II Corporation                          Delaware                          100.00        Real estate holding
   KP Properties Corporation                            Massachusetts                     100.00        Real estate

                                                                                       % of Voting
                                                                                       Securities
                                                                                     Owned Directly
                                                        State of                    or Indirectly by
                                                        Organization               The Travelers, Inc.   Principal Business
                                                        ------------               -------------------   ------------------
   KPI 85, Inc.                                         Massachusetts                     100.00         Real estate
   KRA Advisers Corporation                             Massachusetts                     100.00         Real estate
   KRP Corporation                                      Massachusetts                     100.00         Real estate
   La Metropole S.A.                                    Belgium                           98.83          P-C insurance/reinsurance
    Principal Financial Associates, Inc.                                                  100.00         Inactive
    Winthrop Financial Group, Inc.                                                        100.00         Leasing company.
   The Plaza Corporation                                Connecticut                       100.00         Holding company
    Joseph A. Wynne Agency                              California                        100.00         Inactive
    The Copeland Companies                              New Jersey                        100.00         Holding company
     American Odyssey Funds Management, Inc.            New Jersey                        100.00         Investment advisor
      American Odyssey Funds, Inc.                      Maryland                          100.00         Investment management
     Copeland Administrative Services, Inc.             New Jersey                        100.00         Administrative services
     Copeland Associates, Inc.                          Delaware                          100.00         Fixed/variable annuities
      Copeland Associates Agency of Ohio, Inc.          Ohio                              99.00          Fixed/variable annuities
      Copeland Associates of Alabama, Inc.              Alabama                           100.00         Fixed/variable annuities
      Copeland Associates of Montana, Inc.              Montana                           100.00         Fixed/variable annuities
      Copeland Benefits Management Company              New Jersey                        51.00          Investment marketing
      Copeland Equities, Inc.                           New Jersey                        100.00         Fixed/variable annuities
      H.C. Copeland Associates, Inc. of
       Massachusetts                                    Massachusetts                     100.00         Fixed annuities
     Copeland Financial Services, Inc.                  New Jersey                        100.00         Investment advisory
                                                                                                          services.
     Copeland Healthcare Services, Inc.                 New Jersey                        100.00         Life insurance marketing
     H.C. Copeland and Associates, Inc. of Texas        Texas                             100.00         Fixed/variable annuities
    The Parker Realty and Insurance Agency, Inc.        Vermont                           57.98          Real estate
    Travelers General Agency of Hawaii, Inc.            Hawaii                            100.00         Insurance agency
   The Prospect Company                                 Delaware                          100.00         Investments
    89th & York Avenue Corporation                      New York                          100.00         Real estate
    979 Third Avenue Corporation                        Delaware                          100.00         Real estate
    Meadow Lane, Inc.                                   Georgia                           100.00         Real estate development
    Panther Valley, Inc.                                New Jersey                        100.00         Real estate management
    Prospect Management Services Company                Delaware                          100.00         Real estate management

                                                                                       % of Voting
                                                                                       Securities
                                                                                     Owned Directly
                                                        State of                    or Indirectly by
                                                        Organization               The Travelers, Inc.   Principal Business
                                                        ------------               -------------------   ------------------
    The Travelers Asset Funding Corporation             Connecticut                       100.00         Investment adviser
     Travelers Capital Funding Corporation              Connecticut                       100.00         Furniture/equipment
   The Travelers Corporation of Bermuda Limited         Bermuda                           99.99          Pensions
   The Travelers Indemnity Company                      Connecticut                       100.00         P-C insurance
    Commercial Insurance Resources, Inc.                Delaware                          100.00         Holding company
     Gulf Insurance Company                             Missouri                          100.00         P-C insurance
      Atlantic Insurance Company                        Texas                             100.00         P-C insurance
      Gulf Risk Services, Inc.                          Delaware                          100.00         Claims/risk management
      Gulf Underwriters Insurance Company               North Carolina                    100.00         P-C ins/surplus lines
      The Travelers Indemnity Company of Missouri       Missouri                          100.00         P-C insurance
      Select Insurance Company                          Texas                             100.00         P-C insurance
    Countersignature Agency, Inc.                       Florida                           100.00         Countersign ins policies
    First Trenton Indemnity Company                     New Jersey                        100.00         P-C insurance
    Laramia Insurance Agency, Inc.                      North Carolina                    100.00         Flood insurance
    Lynch, Ryan & Associates, Inc.                      Massachusetts                     100.00         Cost containment
    The Charter Oak Fire Insurance Company              Connecticut                       100.00         P-C insurance
    VIPortfolio Agency, Inc.                            Delaware                          100.00         Insurance agency
    The Phoenix Insurance Company                       Connecticut                       100.00         P-C insurance
     Constitution State Service Company                 Montana                           100.00         Service company
     The Travelers Indemnity Company of America         Georgia                           100.00         P-C insurance
     The Travelers Indemnity Company of Connecticut     Connecticut                       100.00         Insurance
     The Travelers Indemnity Company of Illinois        Illinois                          100.00         P-C insurance
    The Premier Insurance Company of Massachusetts      Massachusetts                     100.00         Insurance
    The Travelers Home and Marine Insurance Company     Indiana                           100.00         P-C insurance
    The Travelers Lloyds Insurance Company              Texas                             100.00         Non-life insurance
    TI Home Mortgage Brokerage, Inc.                    Delaware                          100.00         Mortgage brokerage services
    TravCo Insurance Company                            Indiana                           100.00         P-C insurance
    Travelers Medical Management Services Inc.          Delaware                          100.00         Managed care
   The Travelers Insurance Company                      Connecticut                       100.00         Insurance
    Delaware Windtree Realty Corporation                Delaware                          100.00         Real estate holdings


                                                                                       % of Voting
                                                                                       Securities
                                                                                     Owned Directly
                                                        State of                    or Indirectly by
                                                        Organization               The Travelers, Inc.   Principal Business
                                                        ------------               -------------------   ------------------
    Market Funding Corporation I                        Delaware                          100.00         Real estate management
    Market Funding Corporation II                       Delaware                          100.00         Real estate management
    Red Oak Plaza Holding Company, Inc.                 Delaware                          100.00         Inactive
    The Travelers Life and Annuity Company              Connecticut                       100.00         Life insurance
    Three Parkway Inc. - I                              Pennsylvania                      100.00         Investment real estate
    Three Parkway Inc. - II                             Pennsylvania                      100.00         Investment real estate
    Three Parkway Inc. - III                            Pennsylvania                      100.00         Investment real estate
    Travelers Insurance Holdings Inc.                   Georgia                           100.00         Holding company
     AC RE, Ltd.                                        Bermuda                           100.00         Reinsurance
     American Financial Life Insurance Company          Texas                             100.00         Insurance
      Transport Life Insurance Company                  Texas                             100.00         Insurance
       Continental Life Insurance Company               Texas                             100.00         Insurance
     Primerica Life Insurance Company                   Massachusetts                     100.00         Life insurance
      National Benefit Life Insurance Company           New York                          100.00         Insurance
      Primerica Financial Services (Canada) Ltd.        Canada                            100.00         Holding company
       PFSL Investments Canada Ltd.                     Canada                            100.00         Mutual fund dealer
       Primerica Financial Services Ltd.                Canada                             82.82         General agent
       Primerica Life Insurance Company of Canada       Canada                            100.00         Life insurance
   The Travelers Insurance Corporation Proprietary
       Limited                                          Australia                         100.00         Inactive
   The Travelers Marine Corporation                     California                        100.00         General insurance brokerage
   The Travelers Realty Investment Company              Connecticut                       100.00         Real estate investment
                                                                                                          advisor
    AdVision, Inc.                                      Connecticut                       100.00         Advertising agency
    Constitution Plaza, Inc.                            Connecticut                       100.00         Real estate brokerage
   Travelers Asset Management International Corporation New York                          100.00         Investment adviser
   Travelers Canada Corporation                         Canada                            100.00         Inactive
   Tower Square Securities, Inc.                        Connecticut                       100.00         Broker dealer
   Travelers Mortgage Securities Corporation            Delaware                          100.00         Collateralized obligations
   Travelers of Ireland Limited                         Ireland                            99.90         Data processing
   Travelers Specialty Property Casualty Company, Inc.  Connecticut                       100.00         Insurance management
 CCC Holdings, Inc.                                     Delaware                          100.00         Holding company

                                                                                       % of Voting
                                                                                       Securities
                                                                                     Owned Directly
                                                        State of                    or Indirectly by
                                                        Organization               The Travelers, Inc.   Principal Business
                                                        ------------               -------------------   ------------------
  Commercial Credit Company                             Delaware                          100.00         Holding company.
   American Health and Life Insurance Company           Maryland                          100.00         LH&A Insurance
   Brookstone Insurance Company                         Vermont                           100.00         Insurance managers
   CC Finance Company, Inc.                             New York                          100.00         Consumer lending
   CC Financial Services, Inc.                          Hawaii                            100.00         Financial services
   CCC Fairways, Inc.                                   Delaware                          100.00         Investment company
   City Loan Financial Services, Inc.                   Ohio                              100.00         Consumer finance
   Commercial Credit Banking Corporation                Oregon                            100.00         Consumer finance
   Commercial Credit Consumer Services, Inc.            Minnesota                         100.00         Consumer finance
   Commercial Credit Corporation <AL>                   Alabama                           100.00         Consumer finance
   Commercial Credit Corporation <CA>                   California                        100.00         Consumer finance
   Commercial Credit Corporation <IA>                   Iowa                              100.00         Consumer finance
   Commercial Credit Corporation <KY>                   Kentucky                          100.00         Consumer finance
    Certified Insurance Agency, Inc.                    Kentucky                          100.00         Insurance agency
    Commercial Credit Investment, Inc.                  Kentucky                          100.00         Investment company
    National Life Insurance Agency of Kentucky, Inc.    Kentucky                          100.00         Insurance agency
    Union Casualty Insurance Agency, Inc.               Kentucky                          100.00         Insurance agency
   Commercial Credit Corporation <MD>                   Maryland                          100.00         Consumer finance
    Action Data Services, Inc.                          Missouri                          100.00         Data processing
    Commercial Credit Plan, Incorporated <OK>           Oklahoma                          100.00         Consumer finance
   Commercial Credit Corporation <NJ>                   New Jersey                        100.00         Consumer finance
   Commercial Credit Corporation <NY>                   New York                          100.00         Consumer finance
   Commercial Credit Corporation <SC>                   South Carolina                    100.00         Consumer finance
   Commercial Credit Corporation <WV>                   West Virginia                     100.00         Consumer finance
   Commercial Credit Corporation NC                     North Carolina                    100.00         Consumer finance
   Commercial Credit Europe, Inc.                       Delaware                          100.00         Inactive
   Commercial Credit Far East Inc.                      Delaware                          100.00         Inactive
   Commercial Credit Insurance Services, Inc.           Maryland                          100.00         Insurance broker
    Commercial Credit Insurance Agency (P&C) of
     Mississippi, Inc.                                  Mississippi                       100.00         Insurance agency
    Commercial Credit Insurance Agency of Alabama, Inc. Alabama                           100.00         Insurance agency


                                                                                       % of Voting
                                                                                       Securities
                                                                                     Owned Directly
                                                        State of                    or Indirectly by
                                                        Organization               The Travelers, Inc.   Principal Business
                                                        ------------               -------------------   ------------------
    Commercial Credit Insurance Agency of Kentucky,
     Inc.                                               Kentucky                          100.00         Insurance agency
    Commercial Credit Insurance Agency of
     Massachusetts, Inc.                                Massachusetts                     100.00         Insurance agency
    Commercial Credit Insurance Agency of Nevada, Inc.  Nevada                            100.00         Credit LH&A, P-C insurance
    Commercial Credit Insurance Agency of New Mexico,
     Inc.                                               New Mexico                        100.00         Insurance agency/Broker
    Commercial Credit Insurance Agency of Ohio, Inc.    Ohio                              100.00         Insurance agency/broker
   Commercial Credit International, Inc.                Delaware                          100.00         Holding company
    Commercial Credit International Banking Corporation Oregon                            100.00         International lending
     Commercial Credit Corporation CCC Limited          Canada                            100.00         Second mortgage loans
     Commercial Credit Services do Brazil Ltda.         Brazil                             99.00         Inactive
    Commercial Credit Services Belgium S.A.             Belgium                           100.00         Inactive
    Commercial Credit Services Israel Limited           Israel                            100.00         Equipment leasing
     Industrial Leasing Services Limited                Israel                             99.71         Equipment leasing
      Comlease Ltd.                                     Israel                             99.99         Equipment leasing
   Commercial Credit Limited                            Delaware                          100.00         Inactive
   Commercial Credit Loan, Inc. <NY>                    New York                          100.00         Consumer finance
   Commercial Credit Loans, Inc. <DE>                   Delaware                          100.00         Consumer finance
   Commercial Credit Loans, Inc. <OH>                   Ohio                              100.00         Consumer finance
   Commercial Credit Loans, Inc. <VA>                   Virginia                          100.00         Consumer finance
   Commercial Credit Management Corporation             Maryland                          100.00         Intercompany services
   Commercial Credit Plan Incorporated <TN>             Tennessee                         100.00         Consumer finance
   Commercial Credit Plan Incorporated <UT>             Utah                              100.00         Consumer finance
   Commercial Credit Plan Incorporated of Georgetown    Delaware                          100.00         Consumer finance
   Commercial Credit Plan Industrial Loan Company       Virginia                          100.00         Consumer finance
   Commercial Credit Plan, Incorporated <CO>            Colorado                          100.00         Consumer finance
   Commercial Credit Plan, Incorporated <DE>            Delaware                          100.00         Consumer finance
   Commercial Credit Plan, Incorporated <GA>            Georgia                           100.00         Consumer finance
   Commercial Credit Plan, Incorporated <MO>            Missouri                          100.00         Consumer finance
   Commercial Credit Securities, Inc.                   Delaware                          100.00         Broker dealer
   DeAlessandro & Associates, Inc.                      Delaware                          100.00         Insurance consulting
   Park Tower Holdings, Inc.                            Delaware                          100.00         Holding company



                                                                                       % of Voting
                                                                                       Securities
                                                                                     Owned Directly
                                                        State of                    or Indirectly by
                                                        Organization               The Travelers, Inc.   Principal Business
                                                        ------------               -------------------   ------------------
    CC Retail Services, Inc.                            Delaware                          100.00         Leasing, financing
     Troy Textiles, Inc.                                Delaware                          100.00         Factoring.  Company
                                                                                                          is inactive.
    COMCRES, Inc.                                       Delaware                          100.00         Inactive
    Commercial Credit Development Corporation           Delaware                          100.00         Direct loan
     Myers Park Properties, Inc.                        Delaware                          100.00         Inactive
   Penn Re, Inc.                                        North Carolina                    100.00         Management company
   Plympton Concrete Products, Inc.                     Delaware                          100.00         Inactive
   Resource Deployment, Inc.                            Texas                             100.00         Management company
   The Travelers Bank                                   Delaware                          100.00         Banking services
   The Travelers Bank USA                               Delaware                          100.00         Credit card bank
   Travelers Home Equity, Inc.                          North Carolina                    100.00         Financial services
    CC Consumer Services of Alabama, Inc.               Alabama                           100.00         Financial services
    Commercial Credit Plan Consumer Discount Company    Pennsylvania                      100.00         Financial services
    CC Home Lenders Financial, Inc.                     Georgia                           100.00         Financial services
    CC Home Lenders, Inc.                               Ohio                              100.00         Financial services
    Commercial Credit Corporation <TX>                  Texas                             100.00         Consumer finance
    Commercial Credit Financial of Kentucky, Inc.       Kentucky                          100.00         Consumer finance
    Commercial Credit Financial of West Virginia, Inc.  West Virginia                     100.00         Consumer finance
    Commercial Credit Services of Kentucky, Inc.        Kentucky                          100.00         Financial services.
    Travelers Home Equity Services, Inc.                North Carolina                    100.00         Financial services
   Verochris Corporation                                Delaware                          100.00         Joint venture company
    AMC Aircraft Corp.                                  Delaware                          100.00         Aviation
   Triton Insurance Company                             Missouri                          100.00         P-C insurance
   World Service Life Insurance Company                 Colorado                          100.00         Life insurance
 D.I.R.E.C.T. Resources, Inc.                           Delaware                          100.00         Fraud/subrogation recovery
 Greenwich Street Capital Partners, Inc.                Delaware                          100.00         Investments
 Greenwich Street Investments, Inc.                     Delaware                          100.00         Investments
  Greenwich Street Capital Partners Offshore            Delaware                          100.00         Investments
   Holdings, Inc.
 Margco Holdings, Inc.                                  Delaware                          100.00         Holding company
  Berg Associates                                       New Jersey                        100.00         Inactive

                                                                                       % of Voting
                                                                                       Securities
                                                                                     Owned Directly
                                                        State of                    or Indirectly by
                                                        Organization               The Travelers, Inc.   Principal Business
                                                        ------------               -------------------   ------------------
  Berg Enterprises Realty, Inc. <NY>                    New York                          100.00         Inactive
  Dublin Escrow, Inc.                                   California                        100.00         Inactive
  M.K.L. Realty Corporation                             New Jersey                         66.67         Holding company
  MFC Holdings, Inc.                                    Delaware                          100.00         Inactive
  MRC Holdings, Inc.                                    Delaware                          100.00         Real estate
  The Berg Agency, Inc. <NJ>                                                              100.00         Inactive
 Mirasure Insurance Company, Ltd.                       Bermuda                           100.00         Inactive
 Intermediate Holdings Inc.                             Delaware                          100.00         Holding company
 Pacific Basin Investments Ltd.                         Delaware                          100.00         Inactive
 Primerica Corporation <WY>                             Wyoming                           100.00         Inactive
 Primerica, Inc.                                        Delaware                          100.00         Name saver
 RCM Capital Trust Company                              California                        100.00         Trust company
 Smith Barney Corporate Trust Company                                                     100.00         Trust company
 Smith Barney Holdings Inc.                             Delaware                          100.00         Holding company
  Mutual Management Corp.                               New York                          100.00         Inactive
   Smith Barney Asset Management Co., Ltd.              Japan                             100.00         Investment management
  R-H Sports Enterprises Inc                            Georgia                           100.00         Sports representation
  SB Cayman Holdings I Inc.                             Delaware                          100.00         Holding company
  SB Cayman Holdings II Inc.                            Delaware                          100.00         Holding company
  SBS Software Inc.                                     Delaware                          100.00         Computer licensing
  Smith Barney (Delaware) Inc.                          Delaware                          100.00         Holding company
   1345 Media Corp.                                     Delaware                          100.00         Holding company
   Americas Avenue Corporation                          Delaware                          100.00         Inactive
   Corporate Realty Advisors, Inc.                      Delaware                          100.00         Realty trust adviser
   CRA Acquisition Corp.                                Delaware                          100.00         Inactive
   IPO Holdings Inc.                                    Delaware                          100.00         Holding company
    Institutional Property Owners, Inc. IV              Delaware                          100.00         Leaseback transactions
    Institutional Property Owners, Inc. V               Delaware                          100.00         Investments
    Institutional Property Owners, Inc. VI              Delaware                          100.00         General partner
    Institutional Property Owners, Inc. VII             Delaware                          100.00         Never activated


                                                                                       % of Voting
                                                                                       Securities
                                                                                     Owned Directly
                                                        State of                    or Indirectly by
                                                        Organization               The Travelers, Inc.   Principal Business
                                                        ------------               -------------------   ------------------
   MLA 50 Corporation                                   Delaware                          100.00         Limited partner
   MLA GP Corporation                                   Delaware                          100.00         General partner
   Municipal Markets Advisors Incorporated              Delaware                          100.00         Public finance
   SBF Corp.                                            Delaware                          100.00         Merchant banking
                                                                                                          investments
   Smith Barney Acquisition Corporation                 Delaware                          100.00         Offshore fund adviser
   Smith Barney Commercial Corp.                        Delaware                          100.00         Commercial credit
   Smith Barney Funding Holding Corp.                   Delaware                          100.00         Inactive
   Smith Barney Global Capital Management, Inc.         Delaware                          100.00         Investment management
   Smith Barney Investment, Inc.                        Delaware                          100.00         Inactive
   Smith Barney Offshore, Inc.                          Delaware                          100.00         Decathlon Fund advisor
    Decathlon Offshore Limited                          Cayman Islands                    100.00         Commodity fund
   Smith Barney Pension Advisors Corp.                  Delaware                          100.00         Inactive
   Smith Barney Realty Advisors, Inc.                   Delaware                          100.00         Inactive
   Smith Barney Realty, Inc.                            Delaware                          100.00         Investments
   Smith Barney Risk Investors, Inc.                    Delaware                          100.00         Investments
   Smith Barney Venture Corp.                           Delaware                          100.00         Investments
    First Century Company                                                                 100.00         Holding company
    First Century Management Company                                                      100.00         Investment adviser
  Smith Barney Asia Inc.                                Delaware                          100.00         Investment banking
  Smith Barney Asset Management Group (Asia) Pte. Ltd.  Singapore                         100.00         Asset management
  Smith Barney Canada Inc.                              Canada                            100.00         Investment dealer
  Smith Barney Capital Services Inc.                    Delaware                          100.00         Derivative product
                                                                                                          transactions
  Smith Barney Cayman Islands, Ltd.                     Cayman Islands                    100.00         Securities trading
  Smith Barney Commercial Corporation Asia Limited      Hong Kong                          99.00         Commodities trading
  Smith Barney Europe Holdings, Ltd.                    United Kingdom                    100.00         Holding corp.
   Smith Barney Europe, Ltd.                            United Kingdom                    100.00         Securities brokerage
   Smith Barney Shearson Futures, Ltd.                  United Kingdom                    100.00         Inactive
  Smith Barney Futures Management Inc.                  Delaware                          100.00         Commodities pool operator
   Harbourer Fund, Ltd.                                 Bahama Islands                    100.00         Commodity pool
   Smith Barney Offshore Fund Ltd.                                                        100.00         Commodity pool


                                                                                       % of Voting
                                                                                       Securities
                                                                                     Owned Directly
                                                        State of                    or Indirectly by
                                                        Organization               The Travelers, Inc.   Principal Business
                                                        ------------               -------------------   ------------------
   Smith Barney Shearson Overview Fund PLC              Dublin                            100.00         Commodity fund
  Smith Barney Inc.                                     Delaware                          100.00         Broker dealer
   SBHU Life Agency, Inc.                               Delaware                          100.00         Insurance brokerage
    Robinson-Humphrey Insurance Services Inc.           Georgia                           100.00         Insurance brokerage
     Robinson-Humphrey Insurance Services of Alabama,
      Inc.                                              Alabama                           100.00         Insurance brokerage
    SBHU Life & Health Agency, Inc.                     Delaware                          100.00         Insurance brokerage
    SBHU Life Agency of Arizona, Inc.                   Arizona                           100.00         Insurance brokerage
    SBHU Life Agency of Indiana, Inc.                   Indiana                           100.00         Insurance brokerage
    SBHU Life Agency of Utah, Inc.                      Utah                              100.00         Insurance brokerage
    SBHU Life Insurance Agency of Massachusetts, Inc.   Massachusetts                     100.00         Insurance brokerage
    SBS Insurance Agency of Hawaii, Inc.                Hawaii                            100.00         Insurance brokerage
    SBS Insurance Agency of Idaho, Inc.                 Idaho                             100.00         Insurance brokerage
    SBS Insurance Agency of Maine, Inc.                 Maine                             100.00         Insurance brokerage
    SBS Insurance Agency of Montana, Inc.               Montana                           100.00         Insurance brokerage
    SBS Insurance Agency of Nevada, Inc.                Nevada                            100.00         Insurance brokerage
    SBS Insurance Agency of North Carolina, Inc.        North Carolina                    100.00         Insurance brokerage
    SBS Insurance Agency of Ohio, Inc.                  Ohio                              100.00         Insurance brokerage
    SBS Insurance Agency of South Dakota, Inc.          South Dakota                      100.00         Insurance brokerage
    SBS Insurance Agency of Wyoming, Inc.               Wyoming                           100.00         Insurance brokerage
    SBS Insurance Brokerage Agency of Arkansas, Inc.    Arkansas                          100.00         Insurance brokerage
    SBS Insurance Brokers of Arizona, Inc.              Arizona                           100.00         Insurance brokerage
    SBS Insurance Brokers of Kentucky, Inc.             Kentucky                          100.00         Insurance brokerage
    SBS Insurance Brokers of Louisiana, Inc.            Louisiana                         100.00         Insurance brokerage
    SBS Insurance Brokers of New Hampshire, Inc.        New Hampshire                     100.00         Insurance brokerage
    SBS Insurance Brokers of North Dakota, Inc.         North Dakota                      100.00         Insurance brokerage
    SBS Life Insurance Agency of Puerto Rico, Inc.      Puerto Rico                       100.00         Insurance brokerage
    SLB Insurance Agency of Maryland, Inc.              Maryland                          100.00         Insurance brokerage
    Smith Barney Life Agency Inc.                       Louisiana                         100.00         Insurance brokerage
   Smith Barney (France) S.A.                           France                            100.00         Commodities trading
   Smith Barney (Hong Kong) Limited                     Hong Kong                         100.00         Broker dealer


                                                                                       % of Voting
                                                                                       Securities
                                                                                     Owned Directly
                                                        State of                    or Indirectly by
                                                        Organization               The Travelers, Inc.   Principal Business
                                                        ------------               -------------------   ------------------
   Smith Barney (Netherlands) Inc.                      Delaware                          100.00         Broker dealer
   Smith Barney International Incorporated              Oregon                            100.00         Broker dealer
    Smith Barney Pacific Holdings, Inc.                 British Virgin Islands            100.00         Holding company
     Smith Barney (Asia) Limited                        Hong Kong                         100.00         Broker dealer
    Smith Barney (Singapore) Pte Ltd                    Singapore                         100.00         Commodities
    Smith Barney Securities Pte Ltd                     Singapore                         100.00         Securities brokerage
     HG Asia (Singapore) Pte. Ltd.                      Singapore                         100.00         Inactive
   The Robinson-Humphrey Company, Inc.                  Delaware                          100.00         Broker dealer
  Smith Barney Mortgage Brokers Inc.                    Delaware                          100.00         Mortgage brokerage
  Smith Barney Mortgage Capital Corp.                   Delaware                          100.00         Mortgage-backed securities
  Smith Barney Mortgage Capital Group, Inc.             Delaware                          100.00         Mortgage trading
  Smith Barney Mutual Funds Management Inc.             Delaware                          100.00         Investment management
   Smith Barney Strategy Advisers Inc.                  Delaware                          100.00         Investment management
    E.C. Tactical Management S.A.                       Luxembourg                        100.00         Investment management
  Smith Barney Private Trust Company (Cayman) Limited   Cayman Islands                    100.00         Trust company
   Greenwich (Cayman) I Limited                         Cayman Islands                    100.00         Corporate services
   Greenwich (Cayman) II Limited                        Cayman Islands                    100.00         Corporate services
   Greenwich (Cayman) III Limited                       Cayman Islands                    100.00         Corporate services
  Smith Barney S.A.                                     France                            100.00         Commodities trading
   Smith Barney Asset Management France SA              France                            100.00         Com. based asset management
  Smith Barney Shearson (Chile) Corredora de Seguro     Chile                             100.00         Insurance brokerage
   Limitada
  Smith Barney Shearson (Ireland) Limited               Ireland                           100.00         Fund management
  Structured Mortgage Securities Corporation            Delaware                          100.00         Mortgage-backed securities
  The Travelers Investment Management Company           Connecticut                       100.00         Investment advisor
 Smith Barney Private Trust Company                     New York                          100.00         Trust company.
 Smith Barney Private Trust Company of Florida          Florida                           100.00         Trust company
 Tinmet Corporation                                     Delaware                          100.00         Inactive
 Travelers Services Inc.                                Delaware                          100.00         Holding company
 TRV Employees Investments, Inc.                        Delaware                          100.00         Investments


Item 27.  Number of Contract Owners
          -------------------------

     As of September 1, 1995, there were no contract owners of variable annuity contracts funded through the Registrant.


Item 28.  Indemnification
          ---------------

     Section 33-320a of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

     C.G.S. Section 33-320a provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

     Travelers Group Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Depositor. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the Federal securities laws.

                              Rule 484 Undertaking
                              --------------------

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liability (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriter
          ---------------------

(a)  Tower Square Securities, Inc.
     One Tower Square
     Hartford, Connecticut 06183

Tower Square Securities, Inc. also serves as principal underwriter for the following :

     The Travelers Growth and Income Stock Account for Variable Annuities
     The Travelers Quality Bond Account for Variable Annuities
     The Travelers Money Market Account for Variable Annuities
     The Travelers Timed Growth and Income Stock Account for Variable Annuities The Travelers Timed Short-Term Bond Account for Variable Annuities
     The Travelers Timed Aggressive Stock Account for Variable Annuities
     The Travelers Timed Bond Account for Variable Annuities
     The Travelers Fund U for Variable Annuities
     The Travelers Fund UL for Variable Life Insurance
     The Travelers Variable Life Insurance Separate Account One
     The Travelers Variable Life Insurance Separate Account Three
     The Travelers Fund BD for Variable Annuities
     The Travelers Fund VA for Variable Annuities


(b)  Name and Principal           Positions and Offices
     Business Address *           With Underwriter
     ------------------           ----------------
     Russell H. Johnson           Chairman and Chief Executive Officer
     Donald R. Munson, Jr.        Director, President and Chief
                                   Operating Officer
     George C. Kokulis            Director
     Gregory C. MacDonald         Director and Assistant Secretary
     Kathleen A. Preston          Director and Executive Vice President
     Robert C. Hamilton           Director and Senior Vice President
     Thomas P. Tooley             Vice President, Life Marketing
     George A. Ryan               Vice President
     Jeffrey A. Barker            Regional Vice President
     Walter Melnik, Jr.           Regional Vice President
     Raymond W. Sheridan          Regional Vice President
     William F. Scully, III       Treasurer
     William H. White             Assistant Treasurer
     Charles B. Chamberlain       Assistant Treasurer
     George M. Quaggin            Assistant Treasurer
     Kathleen A. McGah            General Counsel and Secretary
     Alison K. George             Director of Compliance and Assistant
                                   Corporate Secretary

     *   Principal business address:  One Tower Square, Hartford, Connecticut
         06183


(c)  Not applicable.

Item 30.  Location of Accounts and Records
          --------------------------------

(1)  The Travelers Life and Annuity Company
     One Tower Square
     Hartford, Connecticut  06183


Item 31.  Management Services
          -------------------

Not applicable.


Item 32.  Undertakings
          ------------

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

(c) To deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request; and

(d) To include in any registration statement filed in connection with a contract used as a funding vehicle for retirement plans meeting the requirements of
    Section 403(b) of the Internal Revenue Code, a representation that the Registrant is relying upon No-Action Letter IP-6-88 issued to the American Council of Life Insurance.

                                  SIGNATURES
                                  ----------

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Pre-Effective Amendment to this Registration Statement to be signed on its behalf, in the City of Hartford, State of Connecticut, on this 18th day of September, 1995.



                                 THE TRAVELERS FUND BD II
                                 FOR VARIABLE ANNUITIES

                                 By:  The Travelers Life and Annuity Company


                                 By:  /s/ JAY S. FISHMAN
                                      -----------------------
                                      Jay S. Fishman
                                      Chief Financial Officer

                                  SIGNATURES
                                  ----------

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Pre-Effective Amendment to this Registration Statement to be signed on its behalf, in the City of Hartford, State of Connecticut, on this 18th day of September, 1995.


                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                                  (Depositor)


                                    By:    /s/JAY S. FISHMAN
                                        -----------------------
                                        Jay S. Fishman
                                       Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective amendment to this Registration Statement has been signed below by the following persons in the capacities indicated on September 18, 1995.

*MICHAEL A. CARPENTER                 Chairman of the Board
---------------------               and principal executive officer
(Michael A. Carpenter)

*ROBERT I. LIPP                       Director
---------------
(Robert I. Lipp)

/s/JAY S. FISHMAN                     Director and Chief Financial Officer
-----------------
(Jay S. Fishman)

*CHARLES O. PRINCE III                Director
----------------------
(Charles O. Prince III)

*MARC P. Weill                        Director
--------------
(Marc P. Weill)

*IRWIN R. ETTINGER                    Director
------------------
(Irwin R. Ettinger)

*DONALD T. DeCARLO                    Director
------------------
(Donald T. DeCarlo)

/s/ CHRISTINE B. MEAD                 Vice President and Controller
---------------------
(Christine B. Mead)



*By:     /s/Jay S. Fishman
     ---------------------
     Jay S. Fishman, Attorney-in-Fact

                                 EXHIBIT INDEX
                                 -------------

Exhibit
No.         Description                                            Method of Filing
-------     -----------                                            ----------------

   1.  Resolution of The Travelers Life and Annuity
       Company Board of Directors authorizing the establishment of the Registrant. (Incorporated herein by reference to Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on March 17, 1995.)

   3.  Distribution and Management Agreement.                       Electronically

   4. Variable Annuity Contracts. (Incorporated herein reference to Registration Statement on Form N-4,
       File No. 33-58131, filed via Edgar on
       March 17, 1995.)

   5.  Application.                                                 Electronically

 6(a). Charter of The Travelers Life and Annuity Company, as amended on April 10, 1990. (Incorporated herein by reference to Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on March 17, 1995.)

 6(b). By-Laws of The Travelers Life and Annuity Company, as amended on October 20, 1994. (Incorporated herein by reference to Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on
       March 17, 1995.)

   9. Opinion of Counsel as to the legality of securities being registered by Registrant. (Incorporated herein by reference to Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on March 17, 1995.)

10(a). Consent of Coopers & Lybrand L.L.P., Independent Certified   Electronically
       Public Accountants.

10(b). Consent of KPMG Peat Marwick LLP, Independent                Electronically
       Certified Public Accountants.

  13.  Schedule for computation of each performance quotation.
       (Incorporated herein by reference to Registration
       Statement on Form N-4, File No. 33-73466, filed via
       Edgar on April 27, 1995.)

  14.  Representation concerning reliance upon No-Action
       Letter IP-6-88. (Incorporated herein by reference to Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on March 17, 1995.)

  15.  Power of Attorney authorizing Jay S. Fishman or              Electronically
       Ernest J. Wright as signatory for Donald T. DeCarlo
       and Christine B. Mead.

  15.  Powers of Attorney authorizing Jay S. Fishman or
       Ernest J. Wright as signatory for Michael A. Carpenter,
       Robert I. Lipp, Charles O. Prince III, Marc P. Weill, and Irwin R. Ettinger. (Incorporated herein by reference to Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on March 17, 1995.)

  27. Financial Data Schedule. (Incorporated herein by reference to Exhibit 27 to Form 10-Q for the quarter ended June 30, 1995, File No. 33-58131, filed on
       August 14, 1995.)